10/25

04045724

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paul Y. ITC Construction Holdings

*CURRENT ADDRESS

PROCESSED NOV 01 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4217 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 10/26/04

PAUL Y.
ITC

CONTENTS

FINANCIAL HIGHLIGHTS

Turnover (HK$'billion)


11.4
11.1
8.8
7.6
8.2
00
01
02
03
04

Total Assets (HK$'billion)


10.9
6.2
6.2
4.9
4.9
00
01
02
03
04

Gearing Ratio


1.09
0.41
0.43
0.29
0.20
00
01
02
03
04

	2004 HK$'million	2003 HK$'million	Percentage change
Turnover			
Company and subsidiary companies	**3,382.5**	3,636.2	- 7%
Share of associates and jointly controlled entities	**4,790.8**	3,966.0	+ 21%
	8,173.3	7,602.2	+ 8%
Earnings (loss) before interest and taxation			
Company and subsidiary companies	**(114.5)**	(412.9)	+ 72%
Gain (loss) on disposal and dilution of interests in subsidiaries and associates	**152.9**	(6.4)	+ 2,489%
Share of associates and jointly controlled entities	**142.7**	118.8	+ 20%
Total earnings (loss) before interest and taxation (EBIT)	**181.1**	(300.5)	+ 160%
Interest income	**37.3**	9.6	+ 289%
Finance costs	**(9.8)**	(25.8)	- 62%
Profit (loss) before taxation	**208.6**	(316.7)	+ 166%
Taxation	**(45.7)**	(37.8)	+ 21%
Profit (loss) before minority interests	**162.9**	(354.5)	+ 146%
Minority interests	**0.7**	0.5	+ 40%
Profit (loss) for the year	**163.6**	(354.0)	+ 146%

Shares outstanding (million)	**1,345**	1,063	+ 27%
Net asset value per share (HK$)	**2.1**	2.5	- 16%
Earnings (loss) per share (HK$)	**0.146**	(0.340)	+ 143%
Dividend per share (HK$)	**0.315**	0.020	+ 1,475%

Total assets	**4,862.3**	4,873.2	- 0%
Quick assets	**2,131.5**	1,821.7	+ 17%
Net current assets	**895.3**	523.6	+ 71%
Shareholders' funds	**2,770.9**	2,658.5	+ 4%

Current ratio	**1.59**	1.35	+ 18%
Quick ratio	**1.41**	1.22	+ 16%
Gearing ratio	**0.20**	0.29	- 31%
Long term debt/equity ratio	**0.19**	0.24	- 21%

FINANCIAL HIGHLIGHTS *(Continued)*

Turnover by Activity

	2004 HK$'million	2003 HK$'million	Percentage change
Building construction	**2,428.2**	2,283.7	+ 6%
Civil engineering	**519.0**	665.7	- 22%
Specialist works	**448.9**	720.3	- 38%
Construction materials	**10.2**	18.0	- 43%
Engineering & infrastructure	**4,691.3**	3,801.8	+ 23%
Property leasing & sales	**48.4**	64.1	- 24%
Others	**27.3**	-	+ N/A
Hotel & catering - discontinued operation	**-**	48.6	- 100%
Total	**8,173.3**	7,602.2	+ 8%

Turnover by Activity


Building construction 29.7%
Civil engineering 6.4%
Specialist works 5.5%
Construction materials 0.1%
Engineering & infrastructure 57.4%
Property leasing & sales 0.6%
Others 0.3%

EBIT by Activity

	2004 HK$'million	2003 HK$'million	Percentage change
Building construction	**(9.8)**	(38.2)	+ 74%
Civil engineering	**3.4**	(50.2)	+ 107%
Specialist works	**-**	(55.3)	+ 100%
Construction materials	**(23.1)**	(21.0)	- 10%
Engineering & infrastructure	**174.2**	121.8	+ 43%
Property leasing & sales	**14.9**	26.0	- 43%
Investments	**64.1**	(281.6)	+ 123%
Others	**(42.6)**	-	- N/A
Hotel & catering - discontinued operation	**-**	(2.0)	+ 100%
Total	**181.1**	(300.5)	+ 160%

Turnover by Location

	2004 HK$'million	2003 HK$'million	Percentage change
Hong Kong	**3,360.3**	3,770.6	- 11%
PRC	**121.7**	29.8	+ 308%
South East Asia & Australasia	**4,691.3**	3,801.8	+ 23%
Total	**8,173.3**	7,602.2	+ 8%

Turnover by Location


Hong Kong 41.1%
PRC 1.5%
South East Asia & Australasia 57.4%

EBIT by Location

	2004 HK$'million	2003 HK$'million	Percentage change
Hong Kong	**50.5**	(419.7)	+ 112%
PRC	**(43.6)**	2.1	- 2,176%
South East Asia & Australasia	**174.2**	117.1	+ 49%
Total	**181.1**	(300.5)	+ 160%

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu
Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

SECRETARY

Mui Ching Hung, Joanna

SOLICITORS

Herbert Smith *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
BNP Paribas
CEF (Capital Markets) Limited
CITIC Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Wing Hang Bank, Limited

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL PLACE OF BUSINESS

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: (852) 2831 8338
Fax: (852) 2833 1030

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Secretaries Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

WEBSITE

http://www.pyitc.com

STOCK CODE

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK
ADR Level 1 Programme	PYCHY

I have pleasure to present to shareholders the annual report of Paul Y. - ITC Construction Holdings Limited (the "Company", together with its subsidiaries, the "Group") for the year ended 31st March, 2004.

Financial Performance and Positions

For the fiscal year ended 31st March 2004, the Group's consolidated turnover decreased by 7% to approximately HK$3,382 million when compared with that of last year. When comparing the annual drop of turnover of 32% for the year before, it shows that the continuing downturn in the Hong Kong construction sector in previous years had come to an end and there were signs of a recovery.

In spite of the drop in revenue, the Group's gross profit increased by 310% to approximately HK$98 million which represents 3% of the turnover due to the persistent effort in implementing risk management and cost saving measures. As a result, the loss from operations was also narrowed down to HK$26 million as compared with HK$260 million which included an impairment loss on property of HK$110 million for last year.

During the year, the Group has disposed of 28.75 million ordinary shares of Downer EDI Limited ("Downer"), which contributed a profit of HK$179 million to the Group. There were also losses on dilution in relation to investment in associates including China Strategic Holdings Limited ("China Strategic") of HK$26 million. Share of results of associates and jointly controlled entities registered a profit of about HK$143 million, showing an increase of 20% which was mainly attributable to the growth of Downer. With the strong contribution from Downer arising in the share disposal and share of its results, the Group attained a profit before tax of HK$209 million for the year.

Due to the adoption of the SSAP 12 (Revised), details of which is outlined in note 2 to the financial statements, there is an increase in taxation charge to HK$46 million, representing mainly the overseas tax in respect of dividend received from and share of results of Downer. Profit for the year was HK$164 million and basic earnings per share was 14.6 cents.

When compared with the Group's financial position as at last year end, the total assets of the Group remained at HK$4,862 million, similar to that of last year end. Net current assets increased by 71% to some HK$895 million. Current assets have consequently been improved from 1.3 times to 1.6 times of current liabilities and the net debt to equity ratio decreased significantly from 0.2 to 0.1 times at this year end. Due to the appreciation of the Australian dollars in relation to the Group's interest in Downer, translation reserve increased by some HK$93 million. Coupled with the issue of shares for HK$4 million, the share of China Strategic's reserve of HK$7 million since it has been an associate, the net profit of HK$164 million during this year net of dividends paid of HK$154 million, the shareholders' funds increased by 4% to HK$2,771 million representing HK$2.06 per share.

Net cash outflow from operations was about HK$25 million and inflow of HK$44 million in respect of investing and financing, resulting in a net increase in cash of about HK$19 million for the year.

Contracting and Construction Materials

Construction sector output in Hong Kong has been declining for a few years due to reducing capital expenditure by both public and private sectors. This had led to severe competition and eroded the Group's gross margin. Consequently all construction and engineering divisions recorded slight losses. The construction material division was still facing weak demand and experienced losses in operation. As the Group's gross margin work-on-hand is now on uptrend, gross and operating margin is expected to improve.

Profile of Contracts On Hand as at 31st March, 2004


Value of contracts on hand
HK$11,211 million
Value of work remaining
HK$4,928 million
81.7%
Building construction
75.4%
10.1%
Civil engineering
15.7%
8.2%
Specialist works
8.9%

CHAIRMAN'S STATEMENT (Continued)

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$3,593 million, which comprised HK$1,906 million of building construction contracts, HK$1,388 million of civil engineering contracts and HK$299 million of specialist works. When compared with last financial year end, contracts on hand increased by 8% to approximately HK$11,211 million and the value of work remaining stayed at a similar level of approximately HK$4,928 million at this year end.

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$2,026 million, which comprised HK$1,588 million of building construction contracts and HK$438 million of civil engineering contracts.

Property Operations

Total value of the property portfolio, excluding those self-used properties, amounted to some HK$515 million as at the year end, equivalent to 11% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarter in Kwun Tong and In-Zone, a shopping arcade in Wanchai. During the year, certain investment properties in the PRC were disposed of at approximately their carrying value for some HK$47 million.

Although the overall rental rates of the investment properties had been reduced, occupancy rate was maintained at the satisfactory level in which Paul Y. Centre remained at an occupancy rate at around 94% at the year end.

Subsequent to the year end, the Group has disposed of its entire interest in In-Zone at approximately its carrying value of some HK$60 million.

MAJOR ASSOCIATES

Downer

Downer reported a revenue of A$2,680 million (HK$14,579 million) and A$1,542 million (HK$8,388 million) and a net profit after tax of A$67 million (HK$364 million) and A$25 million (HK$136 million) for the year ended 30th June, 2003 and six months ended 31st December, 2003 respectively. During the year, the Group has arranged for placing of in aggregate of approximately 28.75 million ordinary shares in Downer (adjusted by the consolidation of four ordinary shares in Downer into one ordinary share in Downer on 28th November, 2003) to independent third parties which raised, before tax and expenses, approximately A$104.1 million (HK$587.8 million). In addition, the preference shareholders of Downer have exercised their rights to convert the preference shares to 32.5 million ordinary shares in Downer. The Group's shareholding in Downer is maintained at 21.3% as at 31st March, 2004.

Downer provides comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific. Its business consists of four main principal activities that have common core competencies. These core competencies include value-adding skills in design, project and facilities management, operations and maintenance to provide clients with single source solutions.

With a healthy work load and highly capable management team, Downer is well positioned to capture attractive opportunity throughout the Asia Pacific Region.

China Strategic

During the year, the Group and Hanny Holdings Limited ("Hanny") made a voluntary conditional general cash offer for the shares and warrants of China Strategic, other than those owned by the Group and Hanny and parties acting in concert with them and to cancel all the outstanding share options of China Strategic. Upon the closure of the offer in September 2003, the Group held approximately 31.2% interest in shares in China Strategic and as a result, China Strategic becomes an associate of the Group. Due to some issues of ordinary shares by China Strategic upon exercise of warrants and share options, the Group's shareholding in China Strategic was diluted to 29.4% as at 31st March, 2004.

China Strategic is an investment holding company. Through its subsidiaries and associates, China Strategic is engaged in the manufacturing of batteries, property investment, manufacturing and marketing of tires, and the business of providing package tour, travel, hotel operation and other related services. For the year ended 31st December, 2003, China Strategic reported a turnover of some HK$2,884 million and a loss of some HK$190 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the year, in view of the strong cash inflow generated from partial disposal of interests in Downer, the Group repaid and reduced its bank borrowing by HK$215 million. The remaining loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 31st March, 2004, the Group's total borrowings amounted to HK$561 million with HK$44 million repayable within one year and HK$517 million repayable after one year. Cash balances at 31st March, 2004 amounted to HK$250 million.

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio decreased from 0.29 at last year end to 0.20 which is calculated based on the total borrowings of HK$561 million and the Group's shareholders' funds of HK$2,771 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2004, the Group employed a total of approximately 1,230 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. In appreciation of our employees' support and contribution in our cost-cutting regime throughout the past few years, a bonus payment to employees was paid during the year. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2004, certain of the Group's properties and investment in securities with an aggregate value of approximately HK$669 million and the issued shares of certain subsidiaries of the Company have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$623 million.

PAUL Y. INFRASTRUCTURE

During the year, Paul Y. Infrastructure division was created with a view to deploy the Group's resources into the infrastructure sector in China. In March 2004, the Group acquired at the consideration of HK$396 million, an effective interest of 54.06% in Yangkou Port in Nantong City of the Jiangsu Province. Yangkou Port is a bulk handling deep sea port currently under construction. Further commitment of HK$125 million is required to finance the initial phase of development. In addition to the concession granted to operate the port for 50 years, Yangkou Port also owns the marine rights to reclaim 42 square kilometers of land for the purpose of an industrial park development. There is also an option to develop an additional 15 square kilometers of reclaimed land.

It is believed that with the continued rapid growth of China's economy, it is vital that larger deep water and river port facilities are developed and that there is a substantial increase in the logistic facilities available for the handling and storage of strategic raw materials and fuel which are essential for the sustained development of the economy and its import and export commodity trades. In addition to recurring income from the operation of this well sited and sizable facility in Yangkou Port, the reclaimed land reserve of up to 57 square kilometers industrial land bank will also contribute short and medium land development income to the Group. In order to build up an effective logistic network, the Group is also pursuing opportunities to invest in sizable river ports within the Yangtze Delta region.

PAUL Y. CONSTRUCTION GROUP

In March 2004, the Company initiated a capital reorganisation, asset and debt restructuring proposal (the "Skynet Restructuring Proposal") for Skynet (International Group) Holdings Limited ("Skynet"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). As part of the Skynet Restructuring Proposal, Paul Y. Construction Group, which undertakes the Group's entire engineering and construction activities, will be sold to Skynet at a consideration of HK$400 million which is to be satisfied by Skynet issuing new shares to the Company at an issue price of HK$0.04 per share. Further, approximately HK$94 million of claim held by the Group against Skynet will be capitalised. Additional financial resource of up to HK$145 million will also be offered to Skynet in the form of a convertible loan facility and an underwritten share issue in an open offer by Skynet. Upon completion of the Skynet Restructuring Proposal, the Group will become interested in approximately 93.4% of the issued share capital of Skynet and steps will be taken to reduce such holding to no more than 75% in order to maintain the listing position of Skynet. Through Skynet, Paul Y. Construction Group and the

CHAIRMAN'S STATEMENT *(Continued)*

existing marble business of Skynet will become the Group's 75%-owned subsidiary. Being independently managed and financed, Paul Y. Construction Group and Skynet will be poised in a more efficient position to pursue future growth opportunities. The proposal is expected to be completed in October 2004.

During the year, 9,648,758 shares were issued as a result of exercise of outstanding warrants ("2003 Warrants") which confer rights to the holders to subscribe for approximately HK$82 million in cash for shares at a subscription price of HK$0.40 per shares. Together with another 272,584,224 shares issued by way of scrip dividend, aggregate 282,232,982 shares were issued during the year.

During the year, the remaining 2003 Warrants expired and share options over 16,100,000 shares at a subscription price of HK$0.5552 per share lapsed and were cancelled.

As at the period end, there were 1,345,249,019 shares in issue. Save as disclosed above, there was no movement in the issued share capital during the period.

The board of directors has resolved to recommend the payment of a final dividend of 1.5 cent per share for the year ended 31st March, 2004 (2003: 1.0 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 6th October, 2004. The final dividend is expected to be paid to shareholders by post on or around 29th October, 2004.

The board of directors has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 6th October, 2004 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon the Hong Kong Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

During the year ended 31st March, 2004, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

In the past 5 years, the Group successfully managed its way through the economic downturn in Hong Kong and came out with a more focused business strategy and much stronger balance sheet.

Paul Y. Construction Group has subdued the impact from a depressed Hong Kong market and is now on an uptrend. It is now ready to pursue its growth strategy in China and the regional market under its own roof.

Paul Y. Property managed to divest its non-core properties and is now enjoying healthy recurring rental income from its only major asset, which being the Group's headquarters – Paul Y. Centre in Kwun Tong, Kowloon.

Downer will continue to be a significant contributor to the Group. The investments and business of China Strategic will provide long-term benefits in China.

Paul Y. Infrastructure, having a strategic focus in the transportation and energy sector, will not only capture the benefit from the sustained high growth economy in China, but also significantly enhance the overall value of the Group.

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

On behalf of the board of directors, I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd July, 2004

Chan Kwok Keung, Charles, aged 49, is the Chairman of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 24 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and is responsible for its strategic planning. Dr. Chan is the chairman of ITC Corporation Limited ("ITC") and Hanny Holdings Limited ("Hanny"), both of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), and China Enterprises Limited, a company whose shares are traded on OTC Bulletin Board in the U.S.A. Dr. Chan is also the sole director of Chinaview International Limited ("Chinaview") and Galaxyway Investments Limited ("Galaxyway"). Chinaview, Galaxyway and ITC are substantial shareholders of the Company as disclosed in the section headed "Interests and Short Positions of Substantial Shareholders/Other Persons recorded in the Register kept under Section 336 of the SFO" in the report of the directors. He is the chairman and chief executive officer of China Strategic Holdings Limited ("China Strategic") and an executive director of Wing On Travel (Holdings) Limited ("Wing On"), both of which are companies whose shares are listed on the Hong Kong Stock Exchange. Dr. Chan is also a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Lau Ko Yuen, Tom, aged 53, is the Deputy Chairman of the Company. Mr. Lau has over 31 years' international corporate management experience in the construction industry. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is the deputy chairman of ITC and Downer. He is also a director of ITC Investment Holdings Limited ("ITC Investment") and Hollyfield Group Limited ("Hollyfield") which are substantial shareholder of the Company as disclosed in the section headed "Interests and Short Positions of Substantial Shareholders/Other Persons recorded in the Register kept under Section 336 of the SFO" in the report of the directors.

Chan Fut Yan, aged 50, is the Managing Director of the Company. Mr. Chan has over 31 years' experience in the local construction field specialising in site supervision, planning of works and progress monitoring. He joined the Group in 1987 and is responsible for its general management. Mr. Chan is an executive director of ITC and a director of ITC Investment and Hollyfield.

Wong Wing Hoo, Billy, aged 46, is the Deputy Managing Director of the Company. Mr. Wong has over 23 years' experience in the construction field. He holds a bachelor's degree in civil engineering and is a visiting professor of Central South University, China. Mr. Wong is a Registered Professional Engineer, and a fellow member of The Hong Kong Institution of Engineers, The Hong Kong Institution of Highways and Transportation and The Institution of Highways and Transportation. He is also the President of the Hong Kong Construction Association, and a member of the Provisional Construction Industry Coordination Board. Mr. Wong joined the Group in 1990 and is responsible for its construction business operating in Hong Kong, Mainland China and overseas. He is an alternate director to Dr. Chan Kwok Keung, Charles, a non-executive director of Downer.

Chau Mei Wah, Rosanna, aged 49, is an executive director of the Company. Ms. Chau has over 24 years' experience in international corporate management and finance. She holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Group in 1991 and is responsible for its general corporate development, administration and overall finance activities. Ms. Chau is the managing director of ITC and an executive director of China Strategic. She is also a director of ITC Investment, Hollyfield and Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

BIOGRAPHY OF DIRECTORS *(Continued)*

Cheung Hon Kit, aged 50, is an executive director of the Company. Mr. Cheung graduated from the University of London with a bachelor of arts degree. He has over 26 years' experience in real estate development, property investment and corporate finance. He has worked in key executive position in various leading property development companies in Hong Kong. Mr. Cheung is the managing director of Wing On, an executive director of ITC and an non-executive director of Hanny. He is also a director of various companies whose shares are listed on the Hong Kong Stock Exchange.

Law Man Wah, Conrad, aged 44, is an executive director of the Company. Mr. Law has a Higher Diploma in Structural Engineering. He has over 21 years' experience in the local and overseas construction field specializing in foundation works and specialist works. He joined the Group in 1985 and is responsible for its construction business specializing in foundation works and specialist works operating in Hong Kong and overseas.

Lee Hon Chiu, aged 42, is an executive director of the Company. Mr. Lee has over 17 years' experience in auditing, accounting and financial management. He holds a bachelor's degree in business administration and is a member of the Hong Kong Society of Accountants, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong. He joined the Group in 1993 and is responsible for its finance and accounting functions.

Cheung Ting Kau, Vincent, aged 62, has been an independent non-executive director of the Company since 1993. Mr. Cheung is a practising solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a bachelor of laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is an executive director of Jade Dynasty Food Culture Group Limited and an independent non-executive director of Gold Peak Industries (Holdings) Limited and Techtronic Industries Company Limited, all of which are companies whose shares are listed on the Hong Kong Stock Exchange.

Kwok Shiu Keung, Ernest, aged 68, has been an independent non-executive director of the Company since 1993. Mr. Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was for more than 26 years a registered structural engineer and an authorised person (List II) under the Buildings Ordinance. Mr. Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

The directors present their annual report and the audited financial statements of the Group and the Company for the year ended 31st March, 2004.

PRINCIPAL ACTIVITIES

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities at 31st March, 2004 are set out in note 43 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31st March, 2004 are set out in the consolidated income statement on page 21 of the annual report and in the accompanying notes to the financial statements.

An interim dividend of 1.0 cent per share amounting to HK$10,937,000 and a special dividend of 29.0 cents per share amounting to HK$317,174,000 were paid to the shareholders during the year. The directors recommend the payment of a final dividend of 1.5 cent per share in scrip form with a cash option to shareholders whose names appear on the register of members on 6th October, 2004, amounting to approximately HK$20,179,000. Details of the dividends are set out in note 11 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March, 2004, the five largest customers and the single largest customer of the Group accounted for approximately 78% and 28% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

As far as the directors are aware, certain directors and/or their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules"), have an interest of less than 1% in shares and/or equity derivatives of three of the five largest customers of the Group for the year ended 31st March, 2004.

Save as disclosed above, as far as the directors are aware, none of the directors, their associates, within the meaning of the Listing Rules, or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital have an interest in any of the five largest customers of the Group for the year ended 31st March, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. At 31st March, 2004, the Group's total borrowings amounted to approximately HK$561,048,000 with approximately HK$44,048,000 repayable within one year, approximately HK$217,000,000 repayable between one to two years and approximately HK$300,000,000 repayable between two to five years. Cash, bank balances and deposits at 31st March, 2004 amounted to approximately HK$250,255,000. The Group's current ratio was 1.6 and the long term debt to equity ratio was 0.2 at 31st March, 2004.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued on 31st March, 2004. The aggregate deficit on revaluation of the properties amounting to approximately HK$14,000,000 has been charged to the income statement.

Details of these and other movements in the investment properties of the Group during the year are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$9,859,000 on property, plant and equipment to expand and upgrade its operating capacity. In addition, a motor vessel of approximately HK$53,758,000 was acquired as a result of the acquisition of a subsidiary.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Particulars regarding major properties of the Group at 31st March, 2004 are set out on page 69 of the annual report.

SHARE CAPITAL AND WARRANTS

Details of movements in the issued share capital and the warrants ("2003 Warrants") of the Company during the year are set out in notes 30 and 31 to the financial statements, respectively.

SHARE OPTIONS

Particulars of the Company's share option schemes are set out in note 32 to the financial statements.

The following table discloses movements in the Company's share options during the year:

			Number of shares of the Company to be issued upon exercise of the share options		
Name of director	Date of grant	Exercise price per share HK$	Outstanding at 1.4.2003	Lapsed during the year	Outstanding at 31.3.2004
Lau Ko Yuen, Tom	17.12.1999	0.5552	5,000,000	(5,000,000)	-
Chan Fut Yan	17.12.1999	0.5552	5,000,000	(5,000,000)	-
Chau Mei Wah, Rosanna	17.12.1999	0.5552	6,100,000	(6,100,000)	-
			16,100,000	(16,100,000)	-

All the options granted were lapsed during the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors

Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Independent non-executive directors

Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

DIRECTORS *(Continued)*

In accordance with Clauses 87(1) and 87(2) of the Company's bye-laws, Mr. Lau Ko Yuen, Tom and Ms. Chau Mei Wah, Rosanna retire by rotation, and are eligible for re-election, at the forthcoming annual general meeting.

The term of office of each non-executive director is the period from the date of appointment up to his retirement by rotation in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 31st March, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Listing Rules were as follows:

(1) Interests and short positions in the shares, underlying shares and debentures of the Company

Name of director	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/interest of concert party *(Note)*	Long position	740,668,056	55.06%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,603,952	0.86%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%
Law Man Wah, Conrad	Beneficial owner	Long position	6,445	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 740,668,056 shares in the Company by virtue of his deemed interest in approximately 33.58% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

Pursuant to a loan agreement dated 28th October, 2002 between ITC as borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement"), Dr. Chan Kwok Keung, Charles has interest of concert party in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES (Continued)

(2) Interests and short positions in the shares, underlying shares and debenture of ITC

Name of director	Capacity	Long position/ short position	Number of ordinary shares of ITC held	Number of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC held	Approximate percentage of the existing issued ordinary share capital of ITC
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note a)*	Long position	219,681,911	-	33.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	-	833,333,333 *(Note b)*	127.36%

Notes:

a. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares in ITC at an initial conversion price of HK$0.30 per share, subject to adjustment.

(3) Interests and short positions in the shares, underlying shares and debentures of China Strategic Holdings Limited ("China Strategic")

Name of director	Capacity	Long position/ short position	Number of shares of China Strategic held	Approximate percentage of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic by virtue of his deemed interest in 55.06% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these shares.

ITC and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, at 31st March, 2004, none of the directors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Interests of directors of the Company in competing businesses at 31st March, 2004 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest
Chan Kwok Keung, Charles	Wing On Travel (Holdings) Limited ("Wing On") and its subsidiaries	Property business in Hong Kong	As a director of Wing On
	China Strategic and its subsidiaries	Property business in the PRC	As the chairman and chief executive officer of China Strategic
Chau Mei Wah, Rosanna	China Strategic and its subsidiaries	Property business in the PRC	As a director of China Strategic
Cheung Hon Kit	Wing On and its subsidiaries	Property business in Hong Kong	As the managing director of Wing On
	Universal Engineering & Construction Ltd ("Universal")	Construction	Holds indirect shareholding interest in Universal
	Silver City Limited ("Silver City")	Property business in Hong Kong	As a director and shareholder of Silver City
	Co-Forward Development Limited ("Co-Forward")	Property business in Hong Kong	As a director and shareholder of Co-Forward
	China Development Limited ("China Development")	Property business in Hong Kong	As a director and shareholder of China Development
	Asia City Holding Limited ("Asia City")	Property business in Hong Kong	As a director and shareholder of Asia City

The changes in details of the directors' interests in competing businesses previously disclosed in the annual report of the Company for the year ended 31st March, 2003 ("Annual Report 2003") were set out below:

1. The name of Ananda Wing On Travel (Holdings) Limited was changed to Wing On Travel (Holdings) Limited during the year;

2. Dr. Chan Kwok Keung, Charles ceased to be a substantial shareholder of SMI Corporation Limited ("SMI") (formerly known as Star East Holdings Limited) with effect from 25th February, 2004, which had competing business of property business in Hong Kong and the PRC as disclosed in the Annual Report 2003;

3. Mr. Chan Fut Yan resigned as the vice chairman of China Velocity Group Limited ("China Velocity") (formerly known as Rosedale Hotel Group Limited) with effect from 9th January, 2004, which had competing business of property business in the PRC as disclosed in the Annual Report 2003;

4. Ms. Chau Mei Wah, Rosanna resigned as a director of China Velocity with effect from 9th January, 2004 and retired as a director of SMI with effect from 4th September, 2003; and

5. Mr. Cheung Hon Kit was appointed as the managing director of Wing On with effect from 9th October, 2003 and resigned as the executive vice chairman of China Velocity with effect from 9th January, 2004.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES *(Continued)*

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any significant competition with the businesses of the Group.

Save as disclosed above, none of the directors of the Company is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its holding companies or fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the year, the Group entered into transactions with certain associates of ITC, a substantial shareholder of the Company. Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit, directors of the Company, are also directors of ITC. The transactions include purchase of building materials, rental and related building management fee charged by the Group and the aggregate amount for each class of transaction is below HK$1 million.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO

At 31st March, 2004, so far as is known to the directors and the chief executives of the Company, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

(1) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company

Name of shareholder	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/interest of concert party *(Note)*	Long position	740,668,056	55.06%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,603,952	0.86%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	752,272,008	55.92%
Chinaview	Interest of controlled corporation *(Note)*	Long position	752,272,008	55.92%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	752,272,008	55.92%
ITC	Interest of controlled corporation/interest of concert party *(Note)*	Long position	752,272,008	55.92%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	740,668,056	55.06%
Hollyfield	Beneficial owner *(Note)*	Long position	740,668,056	55.06%
Aeneas Capital Management LP as Investment Manager	Investment manager	Long position	170,000,000	12.64%

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO *(Continued)*

(1) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company *(Continued)*

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment which was, in turn, a wholly-owned subsidiary of ITC, owned 740,668,056 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.58% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Pursuant to the Concert Party Agreement, Dr. Chan Kwok Keung, Charles had interest of concert party in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield. Also, pursuant to the Concert Party Agreement, ITC had interest of concert party in 502,031,183 shares in the Company out of the aggregate of the aforesaid 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles. Galaxyway and Chinaview were deemed to be interested in 752,272,008 shares in the Company, of which ITC had interest of controlled corporation and interest of concert party.

(2) Interests and short positions of other persons in the shares and underlying shares of the Company

Name of person	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Deutsche Bank Aktiengesellschaft	Security interest	Long position	183,992,000	13.68%

Save as disclosed above, at 31st March, 2004, the Company has not been notified of any interest or short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO.

RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in notes 6(b) and 37 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders although there are no restrictions against such rights under the laws of Bermuda.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year ended 31st March, 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations of approximately HK$16,000.

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

The following disclosure is made by the Company pursuant to Rules 13.20 and 13.22 of the Listing Rules:

(1) Advances to entities

Pursuant to Rule 13.20 of the Listing Rules, the details of the advances ("Advances") to and trading balances due from entities as at 31st March, 2004, which individually exceed 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules are as follows:

Entities	Amount of Advances (HK$'000)	Amount of trading balances (HK$'000)	Total (HK$'000)	Interest rate
Hanny Holdings Limited, its subsidiaries and its affiliated companies, excluding China Strategic	149,361	-	149,361	Prime rate + 2%
China Strategic, its subsidiaries and its affiliated companies, excluding China Velocity and Wing On	175,700	1,636	177,336	Prime rate + 2%
China Velocity, its subsidiaries and its affiliated companies	131,702 *(Note)*	641	132,343	Prime rate + 0.25%
Wing On, its subsidiaries and its affiliated companies	87,879	1,850	89,729	Prime rate + 2%
Bongear Enterprises Limited ("Bongear")	80,206	-	80,206	Prime rate + 1%
Banyan Profits Limited	69,869	-	69,869	Prime rate - 2%

Note: Amount repayable by instalment with final maturity on 30th June, 2005.

The amounts are unsecured and, except as otherwise stated in the note above, are repayable on demand.

The Group advanced the monies to these entities for their general working capital purpose in return of interest income and establishing and maintaining a business and investment relationship with them.

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES *(Continued)*

(1) Advances to entities *(Continued)*

In addition, as at 31st March, 2004, the Group has the following trading balances including retention monies ("Trade Receivable") due from three trade customers, their subsidiaries and their affiliated companies, which individually exceed 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules:

	Amount of Trade Receivable (HK$'000)
Cyber-port Limited	318,228
Cheung Kong (Holdings) Limited, its subsidiaries and its affiliated companies *(Note)*	230,887
Hutchison Whampoa Limited, its subsidiaries and its affiliated companies *(Note)*	173,793

Note: *This includes the Trade Receivable from Hutchison Whampoa Limited and its subsidiaries in the sum of approximately HK$95,087,000.*

The Trade Receivable, which is unsecured, interest free and with payment terms ranging from 30 days to 90 days, is mainly arose from construction services rendered by the Group to the relevant customer.

(2) Financial assistance given to and trading balances due from affiliated companies

Details of the financial assistance given to and trading balances due from the Company's affiliated companies as at 31st March, 2004, which in aggregate exceed 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules are as follows:

Affiliated companies	Percentage of interest (%)	Amount of financial assistance given (HK$'000)	Amount of trading balance (HK$'000)	Total (HK$'000)
China Strategic and its subsidiaries	29.4	175,700 *(Note)*	636	176,336
Bongear	45.0	80,206 *(Note)*	-	80,206
Paul Y. - Penta-Ocean Joint Venture	50.0	2,000	-	2,000
Icfox International Limited and its subsidiaries	27.3	3,000	1,677	4,677
Domain - Paul Y. Sdn. Bhd.	49.0	-	1,505	1,505
DL & PY JV Limited	50.0	-	210	210
Downer EDI Limited and its subsidiaries	21.3	-	14	14
		260,906	4,042	264,948

Note: The amounts are interest bearing at the prime rate plus a margin ranging 1% to 2%

The amounts have no fixed repayment dates, are unsecured and, except as otherwise stated in the note above, are interest free.

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES *(Continued)*

(2) Financial assistance given to and trading balance due from affiliated companies *(Continued)*

Pursuant to Rule 13.22 of the Listing Rules, the pro-forma balance sheet of the affiliated companies and the Group's attributable interest in these affiliated companies based on their latest financial statements available are presented below:

	Pro-forma combined balance sheet (HK$'000)	The Group's attributable interest (HK$'000)
Non-current assets	6,681,582	1,525,948
Current assets	7,419,626	1,685,767
Current liabilities	(4,471,112)	(1,002,236)
Non-current liabilities	(3,306,263)	(724,487)
Minority interests	(250,160)	(73,447)
Net assets	6,073,673	1,411,545

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years. A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd July, 2004

Deloitte.
德勤

TO THE MEMBERS OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23rd July, 2004

CONSOLIDATED INCOME STATEMENT

	Notes	2004 HK$'000	2003 HK$'000 (restated)
Turnover			
The Company and subsidiaries		**3,382,466**	3,636,182
Share of associates and jointly controlled entities		**4,790,806**	3,965,982
		8,173,272	7,602,164
Group turnover		**3,382,466**	3,636,182
Cost of sales		**(3,284,544)**	(3,612,284)
Gross profit		**97,922**	23,898
Administrative expenses		**(123,705)**	(171,516)
Loss on disposal of discontinued operations	5	**-**	(1,701)
Impairment loss on property, plant and equipment		**-**	(110,327)
Loss from operations	6	**(25,783)**	(259,646)
Finance costs	7	**(9,829)**	(25,794)
Investment expenses – net	8	**(13,785)**	(32,036)
Deficit arising on revaluation of investment properties		**(14,000)**	(99,392)
Loss on disposal of investment properties		**(2,152)**	-
Allowance for amounts due from associates		**(21,526)**	(13,964)
Gain (loss) on disposal and dilution of interests in associates		**152,863**	(4,665)
Share of results of associates		**133,704**	112,859
Share of results of jointly controlled entities		**9,074**	5,920
Profit (loss) before taxation		**208,566**	(316,718)
Taxation	10	**(45,678)**	(37,809)
Profit (loss) before minority interests		**162,888**	(354,527)
Minority interests		**739**	498
Profit (loss) for the year		**163,627**	(354,029)
Dividends	11	**348,290**	21,218
Earnings (loss) per share	12		
Basic		**HK$0.146**	HK$(0.340)
Diluted		**HK$0.142**	HK$(0.342)

CONSOLIDATED BALANCE SHEET

	Notes	2004 HK$'000	2003 HK$'000 (restated)
NON-CURRENT ASSETS			
Investment properties	13	**515,000**	572,608
Property, plant and equipment	14	**417,633**	458,156
Goodwill	15	**13,831**	16,136
Interests in associates	17	**1,426,708**	953,251
Interests in jointly controlled entities	18	**14,817**	8,743
Other long term investments	19	**15,481**	15,481
Investments in securities	20	**1,481**	653,686
Amount due from a related company	21	**-**	168,308
Unsecured loans receivable	22	**50,000**	-
Deferred tax assets	29	**2,714**	4,165
		2,457,665	2,850,534
CURRENT ASSETS			
Amounts due from customers for contract works	23	**273,210**	200,934
Debtors, deposits and prepayments	24	**1,212,340**	1,073,857
Amounts due from related companies	21	**238,770**	277,195
Amounts due from associates	25	**178,668**	45,859
Unsecured loans receivable	22	**196,215**	155,697
Investments in securities	20	**39,374**	26,527
Taxation recoverable		**15,831**	6,457
Short term bank deposits		**24,824**	210,963
Bank balances and cash		**225,431**	25,133
		2,404,663	2,022,622
CURRENT LIABILITIES			
Amounts due to customers for contract works	23	**456,140**	494,855
Creditors and accrued expenses	26	**856,298**	775,761
Amounts due to associates	25	**96,273**	10,113
Amounts due to jointly controlled entities	25	**55,584**	69,343
Taxation payable		**1,056**	4,503
Bank borrowings – due within one year	27	**44,048**	144,423
		1,509,399	1,498,998
NET CURRENT ASSETS		**895,264**	523,624
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,352,929**	3,374,158
MINORITY INTERESTS		**10,448**	15,560

CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	2004 HK$'000	2003 HK$'000 (restated)
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year	27	**517,000**	637,175
Provision for long service payments	28	**1,727**	1,727
Deferred tax liabilities	29	**52,882**	61,165
		571,609	700,067
NET ASSETS		**2,770,872**	2,658,531
CAPITAL AND RESERVES			
Share capital	30	**134,525**	106,302
Reserves		**2,636,347**	2,552,229
SHAREHOLDERS' FUNDS		**2,770,872**	2,658,531

The financial statements on pages 21 to 67 were approved and authorised for issue by the Board of Directors on 23rd July, 2004 and are signed on its behalf by:

Chan Fut Yan
Managing Director

Chau Mei Wah, Rosanna
Director

BALANCE SHEET

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSET			
Interests in subsidiaries	16	**3,036,455**	3,236,330
CURRENT ASSETS			
Deposits and prepayments		**940**	249
Loan to a subsidiary - due within one year	16	**71,000**	-
Bank balances		**75**	107
		72,015	356
CURRENT LIABILITIES			
Accrued expenses		**740**	691
Bank borrowings	27	**1,992**	12,352
		2,732	13,043
NET CURRENT ASSETS (LIABILITIES)		**69,283**	(12,687)
NET ASSETS		**3,105,738**	3,223,643
CAPITAL AND RESERVES			
Share capital	30	**134,525**	106,302
Reserves	33	**2,971,213**	3,117,341
SHAREHOLDERS' FUNDS		**3,105,738**	3,223,643

Chan Fut Yan
Managing Director

Chau Mei Wah, Rosanna
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2002								
As originally stated	103,675	214,846	124,933	3,126,941	-	(90,313)	(485,052)	2,995,030
Prior period adjustments *(note 2)*	-	-	-	-	-	-	(47,757)	(47,757)
As restated	103,675	214,846	124,933	3,126,941	-	(90,313)	(532,809)	2,947,273
Exchange differences arising from translation of overseas operations not recognised in consolidated income statement	-	-	-	-	-	76,971	-	76,971
Issue of shares under scrip dividend scheme	2,627	(2,627)	-	-	-	-	-	-
Credit arising on scrip dividends	-	-	-	-	-	-	5,724	5,724
Share issue expenses	-	(188)	-	-	-	-	-	(188)
Realised on dilution of interest in an associate	-	-	-	-	-	3,638	-	3,638
Transfer	-	-	-	(646,941)	-	-	646,941	-
Loss for the year	-	-	-	-	-	-	(354,029)	(354,029)
Dividends paid	-	-	-	-	-	-	(20,858)	(20,858)
At 31st March, 2003	106,302	212,031	124,933	2,480,000	-	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations	-	-	-	-	-	142,847	-	142,847
Share of reserve of an associate	-	-	-	-	6,733	1,150	-	7,883
Net gain not recognised in consolidated income statement	-	-	-	-	6,733	143,997	-	150,730
Issue of shares under scrip dividend scheme	27,258	(27,258)	-	-	-	-	-	-
Credit arising on scrip dividends	-	-	-	-	-	-	184,409	184,409
Exercise of warrants	965	2,895	-	-	-	-	-	3,860
Share issue expenses	-	(298)	-	-	-	-	-	(298)
Realised on disposal and dilution of interests in associates	-	-	-	-	(212)	(50,937)	-	(51,149)
Profit for the year	-	-	-	-	-	-	163,627	163,627
Dividends paid	-	-	-	-	-	-	(338,838)	(338,838)
At 31st March, 2004	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872

The accumulated losses of the Group include accumulated profits of approximately HK$123,577,000 (2003: HK$83,778,000) and HK$12,821,000 (2003: HK$3,747,000) retained by the associates and jointly controlled entities of the Group, respectively.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

Details of the capital reserve of the Group are set out in note 33.

CONSOLIDATED CASH FLOW STATEMENT

	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES		
Loss from operations	**(25,783)**	(259,646)
Adjustments for:		
Depreciation and amortisation of property, plant and equipment	**71,666**	78,095
Amortisation of goodwill	**2,305**	2,306
Impairment loss on property interests	**1,496**	-
Impairment loss on property, plant and equipment	**-**	110,327
Write back of allowance for loans receivable	**-**	(1,000)
(Gain) loss on disposal of property, plant and equipment	**(3,312)**	4,475
Loss on disposal of discontinued operations	**-**	1,701
Provision for long service payments	**-**	1,727
Operating cash flows before movements in working capital	**46,372**	(62,015)
Decrease in properties held for resale	**-**	7,692
(Increase) decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	**(101,929)**	59,158
(Increase) decrease in debtors, deposits and prepayments	**(22,096)**	313,123
Decrease (increase) in amounts due from related companies	**10,801**	(8,141)
Decrease in amounts due from associates	**20,667**	11,016
Increase (decrease) in creditors and accrued expenses	**8,351**	(348,940)
Decrease in amounts due to related companies	**-**	(1,467)
(Decrease) increase in amounts due to associates	**(23,092)**	5,631
Cash used in operations	**(60,926)**	(23,943)
Hong Kong Profits Tax paid	**(11,822)**	(23,791)
Overseas tax paid	**(4,487)**	(5,330)
Dividends received from associates	**52,648**	35,682
Dividends received from a jointly controlled entity	**-**	5,000
Hong Kong Profits Tax refunded	**-**	1,340
NET CASH USED IN OPERATING ACTIVITIES	**(24,587)**	(11,042)

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

	Notes	2004 HK$'000	2003 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of interest in an associate		**573,107**	–
Repayment of loans receivable		**69,128**	15,000
Proceeds from disposal of investment properties		**47,056**	3,900
Repayment from related companies		**38,439**	–
Proceeds from disposal of property, plant and equipment		**30,798**	12,908
Interest received		**26,895**	16,795
Proceeds from disposal of other investments		**23,599**	4,094
Repayment from an associate		**4,000**	–
Repayment from a jointly controlled entity		**3,000**	–
Acquisition of interest in associates		**(96,559)**	–
Loans advanced to related companies		**(86,881)**	(394,337)
Amounts advanced to associates		**(68,681)**	(3,000)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	34	**(57,343)**	(103,000)
Additions to other investments		**(40,021)**	(28,431)
Additions to loans receivable		**(13,500)**	(21,857)
Additions to property, plant and equipment		**(9,859)**	(28,611)
Additions to investment securities		**-**	(6,033)
Proceeds from disposal of subsidiaries, net of cash and cash equivalents disposed of	35	**-**	249,405
Redemption of unlisted debt securities upon maturity		**-**	100,000
Proceeds from disposal of investment securities		**-**	9,429
Proceeds from disposal of other long term investments		**-**	808
NET CASH FROM (USED IN) INVESTING ACTIVITIES		**443,178**	(172,930)
FINANCING ACTIVITIES			
Repayment of bank loans		**(215,493)**	(351,918)
Dividend paid		**(154,429)**	(15,134)
Interest paid		**(14,883)**	(30,092)
Amount repaid to a jointly controlled entity		**(13,759)**	(22,351)
Loan (repaid to) advanced from minority shareholders		**(4,373)**	1,744
Share issue expenses		**(298)**	(188)
Proceeds from issue of shares on exercise of warrants		**3,860**	–
Dividend paid to minority shareholders of subsidiaries		**-**	(1,350)
New bank loans raised		**-**	296,321
NET CASH USED IN FINANCING ACTIVITIES		**(399,375)**	(122,968)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**19,216**	(306,940)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		**213,991**	520,931
CASH AND CASH EQUIVALENTS CARRIED FORWARD		**233,207**	213,991
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		**24,824**	210,963
Bank balances and cash		**225,431**	25,133
Bank overdrafts		**(17,048)**	(22,105)
		233,207	213,991

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Its ultimate holding company is ITC Corporation Limited ("ITC"), a company also incorporated in Bermuda with its securities listed on the Hong Kong Stock Exchange.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 43.

2. ADOPTION OF STATEMENT OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, Statement of Standard Accounting Practice ("SSAP") No. 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the accumulated losses at 1st April, 2002 has been increased by HK$47,757,000 and the profit for the year has been decreased by HK$1,008,000 (2003: loss for the year increased by HK$5,313,000).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in certain securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation, amortisation and any identified impairment loss.

The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at the following rates per annum:

Plant and machinery	10%
Motor vehicles and vessels	10% – 20%
Furniture and fixtures	20%
Computer equipment	$33^1/_3$%

In previous years, motor vehicles, furniture and fixtures were depreciated at 10% per annum. With effect from 1st April, 2003, they are depreciated at 20% per annum which reflects the Group's previous experience of the useful lives of its assets. The change in depreciation rate has increased the depreciation charge for the year by approximately HK$14,215,000.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Operating lease

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, revenue generated from hotel operations, property rental and related income, and gross proceeds received and receivable from sale of property during the year.

Revenue recognition

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Revenue from hotel operations is recognised when services are rendered.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, as they fall due.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, specialist works, construction materials, engineering and infrastructure services, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information.

In the opinion of the directors, the inclusion of the proportionate share of turnover of the associates and jointly controlled entities is meaningful in providing a clearer indication of the Group's activity.

Business segment information for the year ended 31st March, 2004 is presented below:

	Building construction	Civil engineering	Specialist works	Construction materials	Engineering and infrastructure services	Property leasing	Sale of property	Others	Eliminations	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER										
External sales	2,418,339	463,440	448,849	3,448	-	48,390	-	-	-	3,382,466
Inter-segment sales	28,713	-	76,384	71,029	-	15,635	-	-	(191,761)	-
	2,447,052	463,440	525,233	74,477	-	64,025	-	-	(191,761)	3,382,466
Share of associates and jointly controlled entities	9,872	55,597	-	6,793	4,691,253	-	-	27,291	-	4,790,806
Total	2,456,924	519,037	525,233	81,270	4,691,253	64,025	-	27,291	(191,761)	8,173,272
RESULT										
Segment result	(10,122)	(5,632)	(4)	(24,923)	-	14,898	-	-		(25,783)
Finance costs										(9,829)
Investment expenses - net										(13,785)
Deficit arising on revaluation of investment properties	-	-	-	-	-	(14,000)	-	-		(14,000)
Loss on disposal of investment properties	-	-	-	-	-	(2,152)	-	-		(2,152)
Allowance for amounts due from associates										(21,526)
Gain (loss) on disposal and dilution of interests in associates	-	-	-	-	171,317	-	-	(18,454)		152,863
Share of results of associates	334	(16)	-	1,793	174,239	-	-	(42,646)		133,704
Share of results of jointly controlled entities	-	9,074	-	-	-	-	-	-		9,074
Profit before taxation										208,566
Taxation										(45,678)
Profit before minority interests										162,888
Minority interests										739
Profit for the year										163,627

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS									
Segment assets	938,381	450,958	179,949	64,016	-	559,663	-	-	2,192,967
Interests in associates	21,019	249	-	4,582	760,813	-	-	640,045	1,426,708
Interests in jointly controlled entities	-	14,817	-	-	-	-	-	-	14,817
Unallocated corporate assets									1,227,836
Total assets									4,862,328
LIABILITIES									
Segment liabilities	775,262	297,904	99,633	31,295	-	22,636	-	-	1,226,730
Unallocated corporate liabilities									854,278
Total liabilities									2,081,008
OTHER INFORMATION									
Capital additions	2,374	992	2,975	1,999	-	351	-	54,926	63,617
Amortisation of goodwill	2,305	-	-	-	-	-	-	-	2,305
Depreciation and amortisation of property, plant and equipment	21,411	6,415	21,072	6,544	-	11,430	-	8,802	75,674
Impairment loss on property interests	-	-	-	-	-	1,496	-	-	1,496
Loss on option agreement	-	-	-	-	-	-	-	52,871	52,871
Impairment loss on listed investment securities	-	-	-	-	-	-	-	2,142	2,142

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

During the year ended 31st March, 2003, the Group discontinued its hotel and catering operations at the time of disposal of certain subsidiaries as detailed in note 5.

Business segment information for the year ended 31st March, 2003 is presented below:

	Continuing operations							Discontinued operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER										
External sales	2,232,876	555,794	720,304	14,488	-	55,733	8,340	48,647	-	3,636,182
Inter-segment sales	47,016	127	103,722	45,472	-	19,846	-	-	(216,183)	-
	2,279,892	555,921	824,026	59,960	-	75,579	8,340	48,647	(216,183)	3,636,182
Share of associates and jointly controlled entities	50,816	109,900	-	3,501	3,801,765	-	-	-	-	3,965,982
Total	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
RESULT										
Segment result	(40,625)	(56,092)	(55,264)	(21,324)	-	25,749	209	(1,972)		(149,319)
Impairment loss on property, plant and equipment										(110,327)
Finance costs										(25,794)
Investment expenses - net										(32,036)
Deficit arising on revaluation of investment properties	-	-	-	-	-	(99,392)	-	-		(99,392)
Allowance for amounts due from associates										(13,964)
Loss on dilution of interest in an associate	-	-	-	-	(4,665)	-	-	-		(4,665)
Share of results of associates	2,404	(17)	-	306	121,836	-	-	-		124,529
Share of results of jointly controlled entities	-	5,920	-	-	-	-	-	-		5,920
Impairment loss on interest in an associate										(11,670)
Loss before taxation										(316,718)
Taxation										(37,809)
Loss before minority interests										(354,527)
Minority interests										498
Loss for the year										(354,029)

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

	Continuing operations							Discontinued operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS										
Segment assets	1,069,212	368,008	193,942	96,168	-	619,005	-	-	-	2,346,335
Interests in associates	43,231	293	-	3,093	906,634	-	-	-	-	953,251
Interests in jointly controlled entities	-	8,743	-	-	-	-	-	-	-	8,743
Unallocated corporate assets										1,564,827
Total assets										4,873,156
LIABILITIES										
Segment liabilities	871,883	298,347	95,744	47,353	-	22,770	-	-	-	1,336,097
Unallocated corporate liabilities										862,968
Total liabilities										2,199,065
OTHER INFORMATION										
Capital additions	1,866	1,855	3,388	15,895	-	4,734	-	383	490	28,611
Amortisation of goodwill	2,306	-	-	-	-	-	-	-	-	2,306
Depreciation and amortisation of property, plant and equipment	16,708	6,473	22,179	7,479	-	10,819	-	9,366	5,977	79,001
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	11,376	11,376
Impairment loss on unlisted other investments	-	-	-	-	-	-	-	-	7,463	7,463

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong (the "PRC") and Hong Kong.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover	
	2004 HK$'000	2003 HK$'000
Hong Kong	**3,292,897**	3,609,919
PRC	**89,569**	26,263
	3,382,466	3,636,182

During the year ended 31st March, 2003, revenue from the Group's discontinued operations of HK$48,647,000 was derived principally from Hong Kong.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**3,990,936**	3,826,165	**61,591**	13,416
PRC	**109,085**	114,510	**2,026**	15,195
Pacific region and South East Asia	**762,307**	932,481	**-**	-
	4,862,328	4,873,156	**63,617**	28,611

5. DISCONTINUED OPERATIONS

In July 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited ("Rosedale Hotel" together with its subsidiaries, the "Rosedale Hotel Group"), which was engaged in the business of hotel and catering, for a cash consideration of HK$250,000,000. The transaction was completed on 2nd December, 2002.

The results of the hotel and catering operations for the period from 1st April, 2002 to 30th November, 2002, which were included in the consolidated financial statements for the year ended 31st March, 2003, were as follows:

	HK$'000
Turnover	48,647
Operating costs	(50,619)
Finance costs	(10,151)
Loss for the period	(12,123)

During the year ended 31st March, 2003, Rosedale Hotel Group contributed approximately HK$3,796,000 to the Group's net operating cash flows, paid approximately HK$355,000 and HK$7,652,000 in respect of investing and financing activities, respectively.

The carrying amounts of the assets and liabilities of Rosedale Hotel Group at the date of disposal are disclosed in note 35.

A loss of approximately HK$1,701,000 arose on the disposal of Rosedale Hotel, being the proceeds of disposal less the carrying amount of the subsidiaries' net assets. No tax charge or credit arose from that transaction.

6. LOSS FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Loss from operations has been arrived at after charging:		
Auditors' remuneration	**2,030**	2,065
Depreciation and amortisation:		
Property, plant and equipment *(note (a) below)*	**71,666**	78,095
Goodwill (included in administrative expenses)	**2,305**	2,306
Impairment loss on property interests	**1,496**	-
Loss on disposal of property, plant and equipment	**-**	4,475
Operating lease rentals in respect of:		
Premises	**3,556**	3,206
Plant and machinery	**3,616**	692
Staff costs *(note (b) below)*	**112,202**	134,503
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$20,171,000 (2003: HK$19,691,000)	**19,555**	27,625
Plant and machinery	**385**	2,596
Gain on disposal of property, plant and equipment	**3,312**	-

Notes:

		2004 HK$'000	2003 HK$'000
(a)	Depreciation and amortisation of property, plant and equipment:		
	Owned assets	**75,674**	79,001
	Less: Amount capitalised in respect of contracts in progress	**(4,008)**	(906)
		71,666	78,095
(b)	Staff costs:		
	Directors' emoluments *(note 9)*:		
	Fees	**100**	73
	Retirement benefit scheme contributions	**885**	1,217
	Other emoluments	**30,157**	14,732
		31,142	16,022
	Other staff costs:		
	Salaries and other benefits	**286,924**	417,730
	Retirement benefit scheme contributions, net of forfeited contributions of HK$1,462,000 (2003: HK$10,197,000)	**8,326**	5,590
		326,392	439,342
	Less: Amount capitalised in respect of contracts in progress	**(214,190)**	(304,839)
		112,202	134,503

7. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Borrowing costs on:		
Bank borrowings wholly repayable within five years	**13,628**	17,215
Bank borrowings not wholly repayable within five years	**-**	10,892
Others	**1,255**	515
	14,883	28,622
Less: Amount capitalised in respect of contracts in progress	**(5,054)**	(2,828)
	9,829	25,794

8. INVESTMENT EXPENSES - NET

	2004 HK$'000	2003 HK$'000
Gain on disposal of:		
Listed investment securities	**-**	1,605
Listed other investments	**3,892**	-
Impairment loss on:		
Listed investment securities	**(2,142)**	(11,376)
Unlisted other investments	**-**	(7,463)
Loss on option agreement	**(52,871)**	-
Interest income	**37,300**	9,550
Net unrealised holding gain (loss) on listed other investments	**36**	(24,352)
	(13,785)	(32,036)

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2004 HK$'000	2003 HK$'000
Fees:		
Executive directors	**80**	53
Non-executive directors	**20**	20
	100	73
Other emoluments:		
Executive directors		
Salaries and other benefits	**12,697**	13,865
Discretionary bonus	**17,000**	-
Retirement benefit scheme contributions	**885**	1,217
Non-executive directors		
Salaries and other benefits	**460**	867
	31,042	15,949
	31,142	16,022

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*

(a) Directors' emoluments *(Continued)*

The emoluments of the directors were within the following bands:

	Number of directors	
	2004	2003
Nil to HK$1,000,000	**3**	6
HK$1,000,001 to HK$1,500,000	**1**	-
HK$1,500,001 to HK$2,000,000	**2**	-
HK$3,000,001 to HK$3,500,000	**1**	2
HK$3,500,001 to HK$4,000,000	**-**	1
HK$4,000,001 to HK$4,500,000	**-**	1
HK$7,500,001 to HK$8,000,000	**3**	-

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four directors and one employee (2003: five directors). Particulars of the emoluments of these five highest paid individuals are as follows:

	2004	2003
	HK$'000	HK$'000
Fees	**40**	41
Salaries and other benefits	**10,557**	15,325
Discretionary bonus	**17,245**	2,080
Retirement benefit scheme contributions	**676**	1,246
	28,518	18,692

Their emoluments were within the following bands:

	Number of employees	
	2004	2003
HK$2,500,001 to HK$3,000,000	**1**	-
HK$3,000,001 to HK$3,500,000	**1**	2
HK$3,500,001 to HK$4,000,000	**-**	1
HK$4,000,001 to HK$4,500,000	**-**	2
HK$7,500,001 to HK$8,000,000	**3**	-

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2004 HK$'000	2003 HK$'000 (restated)
The charge comprises:		
Hong Kong Profits Tax:		
Current year	-	42
Underprovision in prior years	166	22,471
	166	22,513
Overseas taxation	3,322	5,453
Share of tax on results of associates	49,022	36,484
	52,510	64,450
Deferred taxation:		
Current year	(6,832)	(32,589)
Attributable to a change in tax rate in Hong Kong	-	5,948
	(6,832)	(26,641)
	45,678	37,809

Hong Kong Profits Tax is calculated at 17.5% (2003: 16.0%) of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The taxation charge for the year can be reconciled to the profit (loss) before taxation per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit (loss) before taxation	208,566	(316,718)
Tax at the domestic tax rate of 17.5% (2003: 16%)	36,499	(50,675)
Tax effect of expenses not deductible for tax purpose	29,361	39,482
Tax effect of income not taxable for tax purpose	(43,366)	(15,513)
Tax effect of deductible temporary difference not recognised	245	346
Tax effect of utilisation of deductible temporary difference previously not recognised	(17,129)	1,441
Tax effect of tax losses not recognised	24,086	43,959
Tax effect of utilisation of tax losses previously not recognised	(8,220)	(27,130)
Tax effect of different tax rates of associates and jointly controlled entities operating in other jurisdictions	24,036	17,480
Increase in opening deferred tax liabilities resulting from an increase in applicable tax rate	-	5,948
Underprovision in prior years	166	22,471
Taxation charge for the year	45,678	37,809

Details of the deferred taxation are set out in note 29.

11. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Interim dividend paid for 2004 - 1.0 cent (2003: 1.0 cent) per share	**10,937**	10,491
Special dividend paid for 2004 - 29.0 cents (2003: Nil) per share	**317,174**	-
Final dividend proposed for 2004 - 1.5 cent (2003: 1.0 cent) per share	**20,179**	10,727
	348,290	21,218

Of the dividends paid during the year, approximately HK$8,327,000 (2003: HK$2,301,000) and HK$176,082,000 (2003: HK$3,423,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 21st July, 2003 and 19th December, 2003, respectively, and were credited to the accumulated profits of the Company during the year.

The amount of the final dividend proposed for the year ended 31st March, 2004, which will be in scrip form with a cash option, has been calculated by reference to the 1,345,249,019 issued shares as at the date of this report.

12. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2004 HK$'000	2003 HK$'000 (restated)
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	**163,627**	(354,029)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	**(4,651)**	(2,944)
Earnings (loss) for the purposes of diluted earnings (loss) per share	**158,976**	(356,973)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	**1,117,367,985**	1,042,310,331

The computation of diluted earnings (loss) per share has not assumed the conversion of the Company's share options and warrants since their exercise prices are higher than the average market price per share for both years.

12. EARNINGS (LOSS) PER SHARE *(Continued)*

The adjustment to comparative basic and diluted loss per share, arising from the changes in accounting policy shown in note 2 above, is as follows:

	Basic HK$	**Diluted** HK$
Reconciliation of 2003 loss per share:		
Reported figures before adjustments	(0.335)	(0.337)
Adjustment arising from the adoption of SSAP 12 (Revised)	(0.005)	(0.005)
Restated	(0.340)	(0.342)

13. INVESTMENT PROPERTIES

	THE GROUP	
	2004 **HK$'000**	2003 HK$'000
VALUATION		
Balance brought forward	**572,608**	675,900
Transfer from deposits and prepayments	**5,600**	-
Disposals	**(49,208)**	(3,900)
Deficit arising on revaluation	**(14,000)**	(99,392)
Balance carried forward	**515,000**	572,608

The carrying amount of investment properties held by the Group at the balance sheet date comprises the following:

	2004 **HK$'000**	2003 HK$'000
Long term leasehold properties in Hong Kong	**60,000**	74,000
Medium term leasehold properties in:		
Hong Kong	**455,000**	455,000
PRC	**-**	43,608
	515,000	572,608

The Group's investment properties are held for rental purposes under operating leases.

Certain investment properties with carrying amount of HK$455,000,000 were revalued on 31st March, 2004, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. The remaining investment properties with carrying amount of HK$60,000,000 were revalued on 31st March, 2004 by the directors with reference to the value as quoted in a sale and purchase agreement between the Group and an independent third party completed subsequent to the balance sheet date. The aggregate deficit arising on revaluation amounting to HK$14,000,000 (2003: HK$99,392,000) has been charged to the income statement.

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Motor vehicles and vessels	Furniture, fixtures and computer equipment	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP					
COST					
At 1st April, 2003	270,814	440,312	57,563	139,761	908,450
On acquisition of a subsidiary	-	-	53,758	-	53,758
Additions	141	3,904	2,294	3,520	9,859
Disposals	(14,926)	(30,825)	(28,692)	(5,653)	(80,096)
At 31st March, 2004	256,029	413,391	84,923	137,628	891,971
DEPRECIATION, AMORTISATION AND IMPAIRMENT					
At 1st April, 2003	36,203	310,130	36,916	67,045	450,294
Provided for the year	4,999	39,222	8,837	22,616	75,674
Eliminated on disposals	(300)	(26,208)	(20,663)	(4,459)	(51,630)
At 31st March, 2004	40,902	323,144	25,090	85,202	474,338
NET BOOK VALUES					
At 31st March, 2004	215,127	90,247	59,833	52,426	417,633
At 31st March, 2003	234,611	130,182	20,647	72,716	458,156

The net book value of land and buildings held by the Group at the balance sheet date comprises the following:

	2004	2003
	HK$'000	HK$'000
Long term leasehold properties in the PRC	**141**	1,646
Medium term leasehold properties in:		
Hong Kong	**214,400**	232,361
PRC	**586**	604
	215,127	234,611

15. GOODWILL

	THE GROUP HK$'000
COST	
At 1st April, 2003 and 31st March, 2004	385,531
AMORTISATION AND IMPAIRMENT	
At 1st April, 2003	369,395
Provided for the year	2,305
At 31st March, 2004	371,700
NET BOOK VALUE	
At 31st March, 2004	13,831
At 31st March, 2003	16,136

The amortisation period adopted is 20 years.

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004 HK$'000	2003 HK$'000
Unlisted shares	**212,921**	212,921
Loans to subsidiaries	**142,000**	160,900
Amounts due from subsidiaries	**3,456,836**	3,566,811
	3,811,757	3,940,632
Less: Loan to a subsidiary due within one year	**(71,000)**	-
	3,740,757	3,940,632
Less: Allowance for amounts due from subsidiaries	**(704,302)**	(704,302)
	3,036,455	3,236,330

The unlisted shares are stated at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In the opinion of the directors, the loans to subsidiaries except for an amount of HK$71,000,000 (2003: Nil) and amounts due from subsidiaries will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries at 31st March, 2004 are set out in note 43.

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Share of net assets:		
Listed shares in overseas	**545,310**	649,099
Listed shares in Hong Kong	**460,494**	-
Unlisted shares	**23,828**	(2,986)
Goodwill *(Note (a) below)*	**370,676**	257,535
	1,400,308	903,648
Amount due from an associate *(Note (b) below)*	**26,400**	49,603
	1,426,708	953,251
Market value of listed shares:		
in Overseas	**1,110,079**	935,290
in Hong Kong	**139,763**	-
	1,249,842	935,290

Notes:

(a) Movement of goodwill is analysed as follows:

	THE GROUP
	HK$'000
COST	
At 1st April, 2003	341,244
Additions	312,119
Eliminated on disposal and dilution of interest	(205,744)
At 31st March, 2004	447,619
AMORTISATION	
At 1st April, 2003	83,709
Provided for the year	35,204
Eliminated on disposal and dilution of interest	(41,970)
At 31st March, 2004	76,943
NET BOOK VALUE	
At 31st March, 2004	370,676
At 31st March, 2003	257,535

The amortisation period adopted ranges from 10 to 20 years.

(b) The amount due from an associate is unsecured and bears interest at 1% (2003: 1%) over Hong Kong prime rate. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

17. INTERESTS IN ASSOCIATES *(Continued)*

Notes: (Continued)

(c) Pursuant to a voluntary conditional general cash offer made by the Group and Hanny Holdings Limited ("Hanny"), an associate of ITC, for the shares and warrants of China Strategic Holdings Limited ("China Strategic"), other than those already owned by the Group and Hanny and parties acting in concert with them in September 2003, the Group's interest in China Strategic increased from 14.55% to 31.2%. Accordingly, the Group's investment in China Strategic has been reclassified from investment securities to interests in associates. At 31st March, 2004, the Group's interest in China Strategic was diluted to 29.4% upon the exercise of warrants and share options in China Strategic.

China Strategic is a company listed on the Hong Kong Stock Exchange and its financial year end date is 31st December. Downer EDI Limited ("Downer") is a company listed in Australia and New Zealand and its financial year end date is 30th June. Since only published financial information of China Strategic and Downer will be available and used by the Group in applying the equity method, the Group's share of interest in China Strategic and Downer at 31st March, 2004 is calculated based on the net assets of China Strategic and Downer at 31st December, 2003 and the results for China Strategic from the date of becoming an associate to 31st December, 2003 and the results for Downer from 1st January, 2003 to 31st December, 2003.

The following details have been extracted from the financial information of the Group's significant associates:

	Downer		**China Strategic**
	1.1.2003 to 31.12.2003	**1.1.2002 to 31.12.2002**	**1.1.2003 to 31.12.2003**
	HK$'000	HK$'000	HK$'000
Results for the year:			
Revenue from ordinary activities	16,380,841	10,322,467	2,884,493
Profit (loss) from ordinary activities before taxation	520,505	348,302	(169,184)
Profit (loss) from ordinary activities after taxation	380,746	249,036	(180,119)
	31.12.2003	**31.12.2002**	**31.12.2003**
	HK$'000	HK$'000	HK$'000
Financial position:			
Non-current assets	5,501,196	4,141,241	1,124,597
Current assets	6,281,918	4,249,336	1,064,647
Current liabilities	(4,159,429)	(2,392,544)	(161,090)
Non-current liabilities	(3,057,649)	(2,506,737)	(244,614)
Preference share capital	-	(285,987)	-
Minority interests	-	-	(250,160)

Particulars of the Group's principal associates at 31st March, 2004 are set out in note 43.

In prior years, the Group's share of losses of Downer amounting to approximately HK$123,711,000 was not accounted for as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

During the year, the Group entered into a deed of settlement with Downer whereby the Group agreed to settle the net amount, including those losses arising on the aforesaid contract, payable to Downer. Accordingly, the net amount payable to Downer has been included in amounts due to associates and an amount of approximately HK$123,711,000 to be recovered from the ex-shareholder of Downer has been included in debtors, deposits and prepayments at 31st March, 2004.

18. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**12,817**	3,743
Amount due from a jointly controlled entity	**2,000**	5,000
	14,817	8,743

The amount due from a jointly controlled entity is unsecured and interest free. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's jointly controlled entities at 31st March, 2004 are set out in note 43.

19. OTHER LONG TERM INVESTMENTS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Unlisted investments, at cost:		
in Hong Kong	**15,093**	15,093
in overseas	**388**	388
	15,481	15,481

In the opinion of the directors, the above investments are worth at least their carrying value.

20. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
THE GROUP						
Listed equity securities:						
in Hong Kong	**–**	650,063	**39,374**	26,527	**39,374**	676,590
in overseas	**1,481**	3,623	**–**	–	**1,481**	3,623
	1,481	653,686	**39,374**	26,527	**40,855**	680,213
Market value of listed securities	**1,481**	14,483	**39,374**	26,527	**40,855**	41,010
Carrying amount analysed for reporting purposes as:						
Non-current	**1,481**	653,686	**–**	–	**1,481**	653,686
Current	**–**	–	**39,374**	26,527	**39,374**	26,527
	1,481	653,686	**39,374**	26,527	**40,855**	680,213

21. AMOUNTS DUE FROM RELATED COMPANIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Loans receivable:		
Associates of ITC	**149,333**	190,054
Rosedale Hotel	**-**	121,000
China Strategic	**-**	108,337
Associates of China Strategic	**86,881**	-
	236,214	419,391
Other receivables:		
Associates of ITC	**28**	8,518
Rosedale Hotel Group	**-**	10,498
China Strategic and its subsidiaries	**-**	4,939
Associates of China Strategic	**2,239**	-
Other related companies	**289**	2,157
	238,770	445,503

The above companies are companies under common directorship with ITC.

During the year, China Strategic became an associate of the Company.

The amounts are unsecured and repayable as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Loans receivable:		
Hong Kong prime rate	**-**	114,000
1% over Hong Kong prime rate	**-**	7,000
2% over Hong Kong prime rate	**236,214**	273,337
3% over Hong Kong prime rate	**-**	25,054
	236,214	419,391
Other receivables	**2,556**	26,112
	238,770	445,503
Less: Amount due within one year shown under current assets	**(238,770)**	(277,195)
Amount due after one year	**-**	168,308

22. UNSECURED LOANS RECEIVABLE

The amounts are unsecured and bear interest at the following rates:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
1.5% over Paris Interbank Offered Rate	**3,821**	-
2% below Hong Kong prime rate	**69,869**	138,697
0.25% over Hong Kong prime rate	**130,000**	-
1% over Hong Kong prime rate	**6,700**	6,500
2% over Hong Kong prime rate	**14,500**	10,500
3% over Hong Kong prime rate	**21,325**	-
	246,215	155,697
Less: Amount due within one year shown under current assets	**(196,215)**	(155,697)
Amount due after one year	**50,000**	-

23. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	**35,203,304**	32,580,432
Recognised profits less recognised losses	**862,708**	865,832
	36,066,012	33,446,264
Less: Progress billings	**(36,248,942)**	(33,740,185)
	(182,930)	(293,921)
Represented by:		
Amounts due from customers for contract works	**273,210**	200,934
Amounts due to customers for contract works	**(456,140)**	(494,855)
	(182,930)	(293,921)

At 31st March, 2004, retentions held by customers for contract works amounting to approximately HK$369,983,000 (2003: HK$367,453,000) were included in debtors, deposits and prepayments.

24. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$492,753,000 (2003: HK$475,084,000) and their aged analysis is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within 90 days	**432,280**	404,414
More than 90 days and within 180 days	**3,784**	6,896
More than 180 days	**56,689**	63,774
	492,753	475,084

25. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, have no fixed terms of repayment and are interest free except for:

(i) an amount due from an associate of HK$174,695,000 (2003: Nil) which bears interest at 2% over Hong Kong prime rate; and

(ii) an amount due to an associate of HK$92,000,000 under a deed of settlement which is repayable in April 2004.

26. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade payables of approximately HK$338,430,000 (2003: HK$317,178,000) and their aged analysis is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within 90 days	**320,155**	297,674
More than 90 days and within 180 days	**5,064**	4,277
More than 180 days	**13,211**	15,227
	338,430	317,178

27. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank borrowings comprise:				
Mortgage loans	**364,000**	446,135	**-**	-
Bank loans	**180,000**	290,000	**-**	10,000
Trust receipt loans	**-**	23,358	**-**	354
Bank overdrafts	**17,048**	22,105	**1,992**	1,998
	561,048	781,598	**1,992**	12,352
Analysed as:				
Secured	**544,000**	726,135	**-**	-
Unsecured	**17,048**	55,463	**1,992**	12,352
	561,048	781,598	**1,992**	12,352
The bank borrowings are repayable as follows:				
Within one year or on demand	**44,048**	144,423	**1,992**	12,352
More than one year, but not exceeding two years	**217,000**	30,900	**-**	-
More than two years, but not exceeding five years	**300,000**	578,700	**-**	-
More than five years	**-**	27,575	**-**	-
	561,048	781,598	**1,992**	12,352
Less: Amount due within one year or on demand shown under current liabilities	**(44,048)**	(144,423)	**(1,992)**	(12,352)
Amount due after one year	**517,000**	637,175	**-**	-

28. PROVISION FOR LONG SERVICE PAYMENTS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Balance brought forward	**1,727**	-
Provided for the year	**-**	1,727
Balance carried forward	**1,727**	1,727

The provision represents long service payments made in respect of qualified employees of the Group pursuant to the requirements under the Employment Ordinance.

29. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Undistributed earnings of an associate HK$'000	Tax losses HK$'000	Recognition of contracting income HK$'000	Others HK$'000	Total HK$'000
THE GROUP						
At 1st April, 2002						
As originally stated	28,425	-	(1,819)	5,187	4,091	35,884
Prior period adjustment on adoption of SSAP12 (Revised)	36,806	20,186	(8,611)	(1,067)	443	47,757
As restated	65,231	20,186	(10,430)	4,120	4,534	83,641
Charge (credit) to income statement	(29,860)	7,078	118	(7,839)	(4,740)	(35,243)
Effect on change in tax rate	6,115	-	(978)	386	425	5,948
Realised on dilution of interest in an associate	-	(204)	-	-	-	(204)
Exchange differences	-	2,858	-	-	-	2,858
At 31st March, 2003	41,486	29,918	(11,290)	(3,333)	219	57,000
Charge (credit) to income statement	(9,424)	11,056	2,942	(93)	(204)	4,277
Realised on dilution of interest in an associate	-	(19,799)	-	-	-	(19,799)
Exchange differences	-	8,690	-	-	-	8,690
At 31st March, 2004	32,062	29,865	(8,348)	(3,426)	15	50,168

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation for financial reporting purposes:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Deferred tax liabilities	**52,882**	61,165
Deferred tax assets	**(2,714)**	(4,165)
	50,168	57,000

At 31st March, 2004, the Group has unused tax losses of approximately HK$1,354,000,000 (2003: HK$1,264,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$48,000,000 (2003: HK$65,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams.

The Company did not have any significant unprovided deferred taxation arising during the year or at the balance sheet date.

30. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2002, 31st March, 2003 and 31st March, 2004	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2002	1,036,744,924	103,675
Issue of new shares pursuant to scrip dividend scheme	26,271,113	2,627
At 31st March, 2003	1,063,016,037	106,302
Exercise of warrants	9,648,758	965
Issue of new shares pursuant to scrip dividend scheme	272,584,224	27,258
At 31st March, 2004	1,345,249,019	134,525

During the year, the following changes in the Company's share capital took place:

(a) Holders of 2003 Warrants exercised their rights to subscribe for a total of 9,648,758 new ordinary shares of HK$0.10 each in the Company for a total consideration of HK$3,860,000.

(b) Pursuant to the scrip dividend schemes which were announced by the Company on 21st July, 2003 and 19th December, 2003, the Company issued 21,038,671 (2003: 12,357,385) and 251,545,553 (2003: 13,913,728) new ordinary shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2003 and the interim and special dividends for the year ended 31st March, 2004, respectively. The scrip shares did not rank for the final dividend for the year ended 31st March, 2003 and the interim and special dividends for the year ended 31st March, 2004, respectively.

31. WARRANTS

	Number of shares upon subscription	Aggregate subscription amount HK$'000
2003 Warrants at a subscription price of HK$0.40 each:		
At 1st April, 2002 and 31st March, 2003	**204,920,349**	81,968
Exercised during the year	**(9,648,758)**	(3,860)
Lapsed during the year	**(195,271,591)**	(78,108)
At 31st March, 2004	**-**	-

32. SHARE OPTION SCHEMES

(a) Initial Share Option Scheme

In accordance with the Company's share option scheme (the "Initial Share Option Scheme") which was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees and expired on 31st August, 2003, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company.

At 31st March, 2003, the number of shares in respect of which options had been granted and remained outstanding under the Initial Share Option Scheme was 16,100,000, representing 1.51% of the shares of the Company in issue at that date. The maximum number of shares in respect of which options may be granted under the Initial Share Option Scheme was not permitted to exceed 10% of the issued share capital of the Company from time to time.

No option may be granted to any individual under the Initial Share Option Scheme which, if exercised in full, would result in the total number of shares of the Company already issued and issuable under all the options previously granted and to be granted to him which are for the time being subsisting and unexercised exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Initial Share Option Scheme.

The offer of a grant of options may be accepted within 28 days from the date of offer of options, upon payment of a consideration of HK$1.00 by the grantee. In each grant of options, the directors of the Company may at their discretion determine the specific exercise period and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date of acceptance of options. The exercise price is determined by the directors of the Company, and will not be less than the higher of the nominal value of the shares of the Company, and 80% of the average closing prices of the shares of the Company on the five trading days immediately preceding the date of offer of options.

The following table discloses details of the Company's share options under the Initial Share Option Scheme and movements in such holdings during the current and prior years:

		Number of shares of the Company to be issued upon exercise of the share options				
Date of grant	Exercise price per share HK$	Balance at 1.4.2002	Lapsed during the year	Balance at 31.3.2003	Lapsed during the year	Balance at 31.3.2004
18.12.1998	0.6048	38,349,206	(38,349,206)	-	-	-
17.12.1999	0.5552	16,100,000	-	16,100,000	(16,100,000)	-
		54,449,206	(38,349,206)	16,100,000	(16,100,000)	-

All options granted under the Initial Share Option Scheme were lapsed at 31st March, 2004.

32. SHARE OPTION SCHEMES *(Continued)*

(b) New Share Option Scheme

On 27th August, 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The New Share Option Scheme will remain in force for a period of ten years from that date.

Under the New Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the New Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares may be issued upon the exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company, i.e. 103,674,492 shares, as at its adoption date. An ordinary resolution relating to the refreshing of the scheme limit on grant of options under the New Share Option Scheme and any other share option scheme(s) of the Company up to 10% of the shares of the Company in issue as at the date of such general meeting, i.e. 107,266,479 shares, representing 7.97% of the issued share capital of the Company as at the date of this report was passed at the annual general meeting of shareholders of the Company held on 8th September, 2003. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the forgoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the New Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

No options have been granted under the New Share Option Scheme since its adoption.

33. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY				
At 1st April, 2002	214,846	3,126,941	40,311	3,382,098
Issue of shares under scrip dividend scheme	(2,627)	–	–	(2,627)
Credit arising on scrip dividends *(note 11)*	–	–	5,724	5,724
Share issue expenses	(188)	–	–	(188)
Transfer	–	(646,941)	646,941	–
Loss for the year	–	–	(246,808)	(246,808)
Dividends paid	–	–	(20,858)	(20,858)
At 31st March, 2003	212,031	2,480,000	425,310	3,117,341
Premium on issue of shares	2,895	–	–	2,895
Issue of shares under scrip dividend scheme	(27,258)	–	–	(27,258)
Credit arising on scrip dividends *(note 11)*	–	–	184,409	184,409
Share issue expenses	(298)	–	–	(298)
Profit for the year	–	–	32,962	32,962
Dividends paid	–	–	(338,838)	(338,838)
At 31st March, 2004	187,370	2,480,000	303,843	2,971,213

The capital reserve of the Company comprises the credit arising from the cancellation of share premium and from the reduction of paid up capital of approximately HK$2,480,000,000 and HK$646,941,000, respectively, upon capital reorganisation. During the year ended 31st March, 2003, an amount of approximately HK$646,941,000 was transferred from the capital reserve to accumulated profits for future distribution. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to the contributed surplus account.

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31st March, 2004 amounted to approximately HK$303,843,000 (2003: HK$425,310,000).

34. ACQUISITION OF SUBSIDIARIES

In March 2004, the Group acquired from an independent third party the entire issued share capital of, and shareholder's loan to, a company for a consideration of HK$57,343,000, which is satisfied by cash. The principal asset of the company is a motor vessel.

In May 2002, the Group acquired the entire issued share capital of, and shareholder's loan to, Unicon Industrial Group Limited ("Unicon") for a cash consideration of HK$103,000,000. Unicon, together with its subsidiary, solely held certain leasehold land and buildings in Hong Kong with carrying value of HK$103,000,000.

34. ACQUISITION OF SUBSIDIARIES *(Continued)*

The effect of the acquisitions was summarised as follows:

	2004 HK$'000	2003 HK$'000
Net assets acquired:		
Property, plant and equipment	**53,758**	103,000
Unsecured loan receivable	**3,585**	-
	57,343	103,000
Satisfied by:		
Cash paid	**57,343**	103,000

The subsidiaries acquired did not make any significant impact on the Group's results and cash flows for the year.

35. DISPOSAL OF SUBSIDIARIES

As detailed in note 5, in December 2002 the Group disposed of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel for a cash consideration of HK$250,000,000. The effect of the disposal was summarised as follows:

	2003 HK$'000
Net assets disposed of:	
Property, plant and equipment	647,359
Debtors, deposits and prepayments	12,555
Bank balances and cash	595
Creditors and accrued expenses	(8,808)
Bank loan	(400,000)
	251,701
Loss on disposal of subsidiaries	(1,701)
	250,000
Satisfied by:	
Cash received	250,000

Analysis of net inflow of cash and cash equivalents in connection with the disposal of subsidiaries:

	2003 HK$'000
Cash consideration received	250,000
Bank balances and cash disposed of	(595)
Net inflow of cash and cash equivalents in connection with the disposal of subsidiaries	249,405

The impacts on the Group's results and cash flows were disclosed in note 5.

36. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) Issue of additional shares as scrip dividends during the year as set out in note 30.

(b) Investments in investment securities of HK$650,063,000 (2003: Nil) has been reclassified to investments in associates.

(c) Receipt of scrip dividends of HK$7,307,000 from investment in an associate during the year ended 31st March, 2003.

(d) An unsecured loan receivable of HK$42,000,000 which was used to settle the deposit paid for the acquisition of certain property interests in the PRC was reclassified to debtors, deposits and prepayments at 31st March, 2003.

37. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

38. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Outstanding performance bonds in respect of construction contracts	**623,257**	740,529	**-**	-
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:				
Subsidiaries	**-**	-	**1,174,903**	1,510,955
Associates	**-**	2,419	**-**	2,419
	623,257	742,948	**1,174,903**	1,513,374

39. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises, which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	**809**	1,015
In the second to fifth year inclusive	**1,607**	1,958
After five years	**718**	1,026
	3,134	3,999

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	**26,391**	26,082
In the second to fifth year inclusive	**13,826**	10,298
	40,217	36,380

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements at the balance sheet date.

40. PLEDGE OF ASSETS

At 31st March, 2004, certain of the Group's property, plant and equipment and investment in securities with an aggregate value of approximately HK$668,638,000 (2003: HK$890,903,000) and the issued shares of certain subsidiaries of the Company have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$544,000,000 (2003: HK$726,135,000) were utilised at 31st March, 2004.

41. COMMITMENTS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of equity investments	**450,671**	36,660

The Company did not have any significant capital commitment at the balance sheet date.

42. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following transactions with its related parties during the year:

Class of related party	Nature of transactions	2004 HK$'000	2003 HK$'000
Associates of the Group	Construction works charged by the Group	**182**	2,809
	Purchase of concrete products by the Group	**104**	6
	Subcontracting fees charged to the Group	**5,437**	9,839
	Interest income charged by the Group	**7,357**	–
	Service fees charged to the Group	**308**	–
	Loan commitment fee charged by the Group	**-**	113
	Rentals and related building management fee charged by the Group	**2,074**	3,073
	Service fees charged to the Group	**406**	70
	Project management fees charged to the Group	**-**	15,000
Jointly controlled entities of the Group	Construction works charged by the Group	**268**	1,337
	Project management fees charged by the Group	**-**	5,000
	Subcontracting fees charged to the Group	**104,734**	242,639
	Service fees charged by the Group	**144**	276
	Rentals charged by the Group	**102**	–
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	**780**	748
	Purchase of building materials and related installation works by the Group	**34**	551
	Sales of motor car registration mark	**-**	790
Associates of ITC	Rentals and related building management fee charged by the Group	**2,930**	8,246
	Interest income charged by the Group	**13,332**	8,128
Other related companies	Rental and related building management fee charged by the Group	**6,896**	4,613
	Interest income charged by the Group	**10,253**	4,569
	Subcontracting fees charged by the Group	**1,207**	371
	Project management fees charged by the Group	**-**	2,321
	Purchase of medicine and health products by the Group	**432**	374
	Service fees charged to the Group	**641**	802

Other related companies are companies under common directorship or common control with ITC.

42. RELATED PARTY TRANSACTIONS AND BALANCES *(Continued)*

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee and loan commitment fee were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Details of the balance with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 17, 18, 21 and 25.

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calison Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Century Harbour Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	100	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(Note (i) below)*	-	-	

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows: *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Full Winners Limited	Hong Kong	HK$2 ordinary shares	100	100	Property sale and holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$10,000,000 ordinary shares	85	85	Manufacturing and trading of concrete products
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	70	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	- *(Note (ii) below)*	70	70	Civil engineering
Paul Y. - ITC (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	99.9998	Provision of electrical, mechanical and building services
Paul Y. - ITC Construction Group Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
		HK$1,000,000 non-voting deferred shares *(Note (iii) below)*	-	-	

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows: *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. - ITC Construction Limited	Hong Kong	HK$102,000,000 ordinary shares	100	100	Building construction
Paul Y. - ITC Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	100	Building construction and specialist works
Paul Y. - ITC General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	100	Civil engineering and building construction
Paul Y. - ITC Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	100	Interior decoration works
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. - ITC Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	100	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(Note (iv) below)*	-	-	
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows: *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	attributable to the Group %	Principal activities
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	100	Civil engineering and foundation works
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100 *	100	Investment holding
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital *(Note (v) below)*	100	100	Civil engineering and building construction
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	100	Manufacturing and trading of concrete products
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	100	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(Note (iii) below)*	100	100	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Winstate Limited	British Virgin Islands	US$1 ordinary share	100	100	Vessel holding

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited and Tai Shan Paul Y. Construction Co., Ltd. which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business.

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows: *(Continued)*

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The company is a sino-foreign equity joint venture company.

(b) Particulars of the Company's principal associates at 31st March, 2004 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
China Strategic Holdings Limited ("China Strategic")	Hong Kong	HK$88,159,508.70 ordinary shares	29.4	Investment holding
CSCEC - Paul Y. Construction Company Limited	PRC	US$10,000,000 registered capital *(Note below)*	31.3	Civil engineering and building construction
Domain - Paul Y. Sdn. Bhd.	Malaysia	RM1,000,000 ordinary shares	49.0	Design and building construction
Downer EDI Limited ("Downer")	Australia	A$563,057,694 ordinary shares	21.3	Investment holding
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	50.0	Civil engineering

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Continued)*

(b) Particulars of the Company's principal associates at 31st March, 2004 are as follows: *(Continued)*

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital *(Note below)*	50.0	Manufacturing and trading of concrete products

All of the above associates are private limited companies except (i) Downer which is listed in Australia and New Zealand and (ii) China Strategic which is listed in Hong Kong.

All of the above associates are held by the Company indirectly.

Note: The company is a sino-foreign equity joint venture company.

(c) Particulars of the Company's jointly controlled entities at 31st March, 2004 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group %	Principal activities
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	50	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	- *(Note below)*	50	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital amounting to HK$2,000,000 to this joint venture.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

	For the year ended 31st March,				
	2000 HK$'000 (restated)	2001 HK$'000 (restated)	2002 HK$'000 (restated)	2003 HK$'000 (restated)	**2004** **HK$'000**
RESULTS					
Group turnover	11,111,678	10,803,255	5,343,810	3,636,182	**3,382,466**
Profit (loss) before taxation	238,152	(313,144)	125,243	(316,718)	**208,566**
Taxation	(107,819)	(29,344)	(49,020)	(37,809)	**(45,678)**
Profit (loss) before minority interests	130,333	(342,488)	76,223	(354,527)	**162,888**
Minority interests	(56,603)	(91,343)	(6,605)	498	**739**
Profit (loss) for the year	73,730	(433,831)	69,618	(354,029)	**163,627**

	At 31st March,				
	2000 HK$'000 (restated)	2001 HK$'000 (restated)	2002 HK$'000 (restated)	2003 HK$'000 (restated)	**2004** **HK$'000**
ASSETS AND LIABILITIES					
Total assets	10,888,845	6,178,645	6,194,242	4,873,156	**4,862,328**
Total liabilities	(6,980,615)	(3,375,253)	(3,231,305)	(2,199,065)	**(2,081,008)**
Minority interests	(638,095)	(15,162)	(15,664)	(15,560)	**(10,448)**
Shareholders' funds	3,270,135	2,788,230	2,947,273	2,658,531	**2,770,872**

Note: Comparative figures have been restated pursuant to the adoption of Statement of Standard Accounting Practice No. 12 (Revised) which became effective during the year.

SCHEDULE OF PROPERTY INTERESTS

INVESTMENT PROPERTIES

Location	Purpose	Term of lease	Group interest %
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Hong Kong	Industrial/Office	Medium term	100
In-Zone Shopping Arcade 125 Wanchai Road Wanchai Hong Kong	Commercial	Long term	100

投資物業

地點	用途	租約年期	本集團所佔權益 %
香港 九龍觀塘 鴻圖道51號 保華企業中心	工業／寫字樓	中期	100
香港 灣仔道125號 國泰新城 購物廣場	商業	長期	100

	截至三月三十一日止年度				
	二零零零年 千港元 (重列)	二零零一年 千港元 (重列)	二零零二年 千港元 (重列)	二零零三年 千港元 (重列)	**二零零四年** **千港元**
業績					
本集團營業額	11,111,678	10,803,255	5,343,810	3,636,182	**3,382,466**
除税前溢利(虧損)	238,152	(313,144)	125,243	(316,718)	**208,566**
税項	(107,819)	(29,344)	(49,020)	(37,809)	**(45,678)**
未計少數股東權益前溢利(虧損)	130,333	(342,488)	76,223	(354,527)	**162,888**
少數股東權益	(56,603)	(91,343)	(6,605)	498	**739**
年度溢利(虧損)	73,730	(433,831)	69,618	(354,029)	**163,627**

	於三月三十一日				
	二零零零年 千港元 (重列)	二零零一年 千港元 (重列)	二零零二年 千港元 (重列)	二零零三年 千港元 (重列)	**二零零四年** **千港元**
資產與負債					
總資產	10,888,845	6,178,645	6,194,242	4,873,156	**4,862,328**
總負債	(6,980,615)	(3,375,253)	(3,231,305)	(2,199,065)	**(2,081,008)**
少數股東權益	(638,095)	(15,162)	(15,664)	(15,560)	**(10,448)**
股東資金	3,270,135	2,788,230	2,947,273	2,658,531	**2,770,872**

附註:由於採納年內生效之會計實務準則第12號(經修訂),比較數字已予重列。

43. 主要附屬公司、聯營公司及共同控制機構資料(續)

(b) 本公司主要聯營公司於二零零四年三月三十一日之詳情如下:(續)

聯營公司名稱	已發行及成立／註冊地點	本集團應佔繳足股本／註冊資本	已發行股本／註冊資本百分比 %	主要業務
深圳珠江均安水泥製品有限公司	中國	人民幣6,320,000元註冊資本(下文附註)	50.0	混凝土產品製造及貿易

上述所有聯營公司均為私人有限公司,惟(i) Downer在澳洲及新西蘭上市;及(ii)中策在香港上市。

上述所有聯營公司均由本公司間接持有。

*附註:*該公司為中外合資合營公司。

(c) 本公司共同控制機構於二零零四年三月三十一日之詳情如下:

共同控制機構名稱	註冊成立地點	已發行及繳足股本	本集團應佔已發行股本百分比 %	主要業務
DL & PY JV Limited	香港	2港元普通股	50	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	– (下文附註)	50	土木工程

*附註:*合營人並無出資,但本集團已向此合營企業提供約2,000,000港元之營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為,詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

43. 主要附屬公司、聯營公司及共同控制機構資料 *(續)*

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：*(續)*

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 該公司為中外合資聯營公司。

(b) 本公司主要聯營公司於二零零四年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
中策集團有限公司(「中策」)	香港	88,159,508.70港元普通股	29.4	投資控股
中建保華建築有限責任公司	中國	10,000,000美元註冊資本 *(下文附註)*	31.3	土木工程及樓宇建造
Domain - Paul Y. Sdn. Bhd	馬來西亞	RM1,000,000元普通股	49.0	設計及樓宇建造
Downer EDI Limited (「Downer」)	澳洲	563,057,694澳元普通股	21.3	投資控股
保華－中鐵建築有限公司	香港	100港元普通股	50.0	土木工程

43. 主要附屬公司、聯營公司及共同控制機構資料 *(續)*

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：*(續)*

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華地基有限公司	香港	10,000,000港元 普通股	100	100	土木工程及地基工程
Paul Y. Properties Group Limited	英屬處女群島	1美元 普通股	100*	100	投資控股
保華隧道工程有限公司	香港	2港元 普通股	100	100	土木工程
台山市保華建築有限公司	中國	5,005,340美元 註冊資本 *(下文附註(v))*	100	100	土木工程及樓宇建造
預力剛混凝土製品(香港)有限公司	香港	12,000,002港元 普通股	100	100	混凝土產品製造及貿易
聯力混凝土製品(香港)有限公司	香港	200港元 普通股	100	100	混凝土產品製造及貿易
		1,000,000港元 無投票權遞延股 *(下文附註(iii))*	100	100	
Unistress Group Limited	英屬處女群島	1美元 普通股	100	100	投資控股
Winstate Limited	英屬處女群島	1美元 普通股	100	100	船舶持有

上述所有附屬公司均在香港營運，惟恒加混凝土制品有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC Joint Venture為尚未立案之業務。

43. 主要附屬公司、聯營公司及共同控制機構資料 *(續)*

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：*(續)*

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華德祥建築有限公司	香港	102,000,000港元 普通股	100	100	樓宇建造
保華德祥建築工程有限公司	香港	42,000,000港元 普通股	100	100	樓宇建造及專項工程
保華德祥營造有限公司	香港	36,000,000港元 普通股	100	100	土木工程及樓宇建造
保華德祥裝飾工程有限公司	香港	2港元 普通股	100	100	室內裝修工程
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元 普通股	100	100	投資控股
保華德祥管理有限公司	香港	2港元 普通股	100	100	管理服務
保華德祥機械租賃有限公司	香港	2港元 普通股	100	100	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元 普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元 普通股	100	100	土木工程，樓宇建造及投資控股
		50,000,000港元 無投票權優先股 *(下文附註(iv))*	–	–	
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元 普通股	100	100	投資控股

43. 主要附屬公司、聯營公司及共同控制機構資料 *(續)*

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：*(續)*

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	已發行股本／註冊資本百分比 本集團應佔 %	主要業務
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
凱勝興業有限公司	香港	2港元普通股	100	100	物業銷售及持控
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恒加混凝土制品有限公司	香港	10,000,000港元普通股	85	85	混凝土產品製造及貿易
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	70	土木工程
Paul Y. - CREC Joint Venture	香港	– *(下文附註(ii))*	70	70	土木工程
保華德祥機電工程有限公司	香港	20,000,000港元普通股	99.9998	99.9998	提供電機及建造服務
保華德祥建業集團有限公司	香港	2港元普通股	100	100	投資控股
		1,000,000港元無投票權遞延股 *(下文附註(iii))*	–	–	

42. 關連人士交易及結餘*(續)*

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或（倘無市價可供參考）有關各方決定及同意之條款收取。

(b) 購買混凝土產品及建築材料乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費及貸款承擔費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註17、18、21及25。

43. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Century Harbour Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	100	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股 *(下文附註(i))*	–	–	

42. 關連人士交易及結餘

年內，本集團與其關連人士訂立以下交易：

關連人士之類別	交易性質	二零零四年 千港元	二零零三年 千港元
本集團之聯營公司	本集團收取建築工程費	**182**	2,809
	本集團購買混凝土產品	**104**	6
	本集團支付分承包費	**5,437**	9,839
	本集團收取利息收入	**7,357**	–
	本集團支付服務費	**308**	–
	本集團收取貸款承擔費用	–	113
	本集團收取租金及相關物業管理費	**2,074**	3,073
	本集團支付服務費	**406**	70
	本集團支付項目管理費	–	15,000
本集團之共同控制機構	本集團收取建築工程費	**268**	1,337
	本集團收取項目管理費	–	5,000
	本集團支付分承包費	**104,734**	242,639
	本集團收取服務費	**144**	276
	本集團收取租金	**102**	–
德祥企業之附屬公司	本集團收取租金及相關物業管理費	**780**	748
	本集團購買建築材料及相關安裝工程	**34**	551
	出售汽車車牌號碼	–	790
德祥企業之聯營公司	本集團收取租金及相關物業管理費	**2,930**	8,246
	本集團收取利息收入	**13,332**	8,128
其他關連公司	本集團收取租金及相關物業管理費	**6,896**	4,613
	本集團收取利息收入	**10,253**	4,569
	本集團收取分承包費	**1,207**	371
	本集團收取項目管理費	–	2,321
	本集團購買醫藥保健品	**432**	374
	本集團支付服務費	**641**	802

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

39. 營業租約安排

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**809**	1,015
第二至第五年（首尾兩年包括在內）	**1,607**	1,958
超過五年	**718**	1,026
	3,134	3,999

一般平均每隔兩年將磋商租約及釐定月租。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**26,391**	26,082
第二至第五年（首尾兩年包括在內）	**13,826**	10,298
	40,217	36,380

所持物業已覓得未來兩年之租戶。

於結算日，本公司並無任何重大營業租約安排。

40. 資產抵押

於二零零四年三月三十一日，本集團總值約為668,638,000港元（二零零三年：890,903,000港元）之若干物業、機械及設備、證券投資及本公司若干附屬公司之已發行股份已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押。於二零零四年三月三十一日，本集團已動用約544,000,000港元（二零零三年：726,135,000港元）之融資。

41. 承擔

	本集團	
	二零零四年	二零零三年
	千港元	千港元
就股本投資已訂約 但未於賬目內撥備之資本開支	**450,671**	36,660

本公司於結算日並無任何重大之資本承擔。

36. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 額外發行股份作為實物股息(見附註30)。

(b) 於投資證券之投資650,063,000港元(二零零三年：無)已重新歸類為聯營公司投資。

(c) 截至二零零三年三月三十一日止年度，因於聯營公司之投資收取實物股息7,307,000港元。

(d) 無抵押應收貸款42,000,000港元已用以支付收購若干國內物業權益之已付訂金。該筆款項已重新分類為於二零零三年三月三十一日之應收賬款、訂金及預付款項。

37. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

38. 或然負債

	本集團		本公司	
	二零零四年 千港元	二零零三年 千港元	**二零零四年 千港元**	二零零三年 千港元
仍然有效之建築合約履約擔保書	**623,257**	740,529	**–**	–
為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：				
附屬公司	**–**	–	**1,174,903**	1,510,955
聯營公司	**–**	2,419	**–**	2,419
	623,257	742,948	**1,174,903**	1,513,374

34. 收購附屬公司 *(續)*

是項收購之影響概述如下：

	二零零四年 千港元	二零零三年 千港元
購入資產淨值：		
物業、機械及設備	**53,758**	103,000
無抵押應收貸款	**3,585**	–
	57,343	103,000
支付方式：		
已付現金	**57,343**	103,000

新收購附屬公司並未對本集團年內之業績及現金流轉造成重大影響。

35. 出售附屬公司

誠如附註5所詳述，本集團於二零零二年十二月出售珀麗酒店之全部已發行股本及股東貸款，現金代價為250,000,000港元。是項出售之影響概述如下：

	二零零三年 千港元
出售之淨資產：	
物業、機械及設備	647,359
應收賬款、訂金及預付款項	12,555
銀行結存及現金	595
應付賬款及應計開支	(8,808)
銀行貸款	(400,000)
	251,701
出售附屬公司之虧損	(1,701)
	250,000
支付方式：	
已收現金	250,000

出售附屬公司產生之現金及與現金等值項目流入淨額分析：

	二零零三年 千港元
已收現金代價	250,000
出售之銀行結存及現金	(595)
出售附屬公司產生之現金及與現金等值項目流入淨額	249,405

對本集團業績及現金流轉之影響見附註5。

33. 儲備

	股份溢價	資本儲備	滾存溢利	總額
	千港元	千港元	千港元	千港元
本公司				
於二零零二年四月一日	214,846	3,126,941	40,311	3,382,098
根據以股代息計劃發行股份	(2,627)	–	–	(2,627)
以股代息產生之進賬 *(附註11)*	–	–	5,724	5,724
股份發行費用	(188)	–	–	(188)
轉撥	–	(646,941)	646,941	–
年度虧損	–	–	(246,808)	(246,808)
已付股息	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	212,031	2,480,000	425,310	3,117,341
發行股份之溢價	2,895	–	–	2,895
根據以股代息計劃發行股份	(27,258)	–	–	(27,258)
以股代息產生之進賬 *(附註11)*	–	–	184,409	184,409
股份發行費用	(298)	–	–	(298)
年度溢利	–	–	32,962	32,962
已付股息	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	187,370	2,480,000	303,843	2,971,213

本公司之資本儲備包括註銷股份溢價所產生之進賬及股本重組時削減之已繳足股本分別約2,480,000,000港元及646,941,000港元。於截至二零零三年三月三十一日，646,941,000港元已自資本儲備轉入滾存溢利作未來分派。 本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議(「貸款協議」)，向該銀行提供擔保，並與該銀行訂立承諾書(「承諾書」)。根據承諾書，只要根據貸款協議仍有任何未償還款項，本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備，包括轉撥至實繳盈餘。

董事認為，本公司於二零零四年三月三十一日可供分配予股東之儲備約達303,843,000港元(二零零三年：425,310,000港元)。

34. 收購附屬公司

於二零零四年三月，本集團以57,343,000港元之代價向一獨立第三方收購一間公司之全部已發行股本及股東貸款。該代價全數以現金支付。該公司之主要資產為一般機動船。

於二零零二年五月，本集團以現金代價103,000,000港元收購Unicon Industrial Group Limited(「Unicon」)之全部已發行股本及股東貸款。Unicon連同其附屬公司僅在香港持有賬面值為103,000,000港元之若干租賃土地及樓宇。

32. 購股權計劃*(續)*

(b) 新購股權計劃

於二零零二年八月二十七日，本公司採納新購股權計劃，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「合資格人士」)提供激勵或報酬。新購股權計劃將自該日起維持有效十年。

根據新購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自新購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：，至少為(i)根據香港聯交所上市規則不時允許之認購價；及(ii)本公司股份之面值。

根據新購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。有關更新根據新購股權計劃及本公司任何其他購股權計劃之授出購股權計劃限額之普通決議案已於二零零三年九月八日舉行之本公司股東週年大會上通過，即限額最多為本公司於該股東大會日期已發行股份數目之10%(107,266,479股股份)，相當於本公司於本報告日期已發行股本之7.97%。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據新購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。

於任何十二個月期間，根據新購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

自新購股權計劃獲採納以來，本公司並無根據該計劃授出任何購股權。

32. 購股權計劃

(a) 初期購股權計劃

本公司於一九九三年九月一日採納一項購股權計劃(「初期購股權計劃」)，以表揚合資格董事及僱員過往之貢獻，此計劃將於二零零三年八月三十一日屆滿。根據初期購股權計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出購股權以認購本公司股份。

於二零零三年三月三十一日，根據初期購股權計劃授出且仍未行使之購股權所涉及之股份數目為16,100,000股，佔本公司於該日已發行股份之1.51%。根據初期購股權計劃可予授出之購股權所涉及之股份數目，最多不得超過本公司當時已發行股本之10%。

根據初期購股權計劃向任何個人批授購股權時，若所授出購股權獲全面行使時會導致根據該位人士先前獲授或將獲授而當時仍屬有效且未行使之所有購股權已發行或可發行之本公司股份總數，超過本公司當時根據初期購股權計劃已發行及可發行股份總數之25%，則不得進行批授。

承授人可於建議批授日期起二十八日內接納批授購股權之建議，接納時須繳付1.00港元之代價。就每項購股權批授而言，本公司董事可酌情釐定特定行使期限，惟在任何情況下，上述行使期限不得超過自購股權獲接納後滿六個月當日起計三年。行使價由本公司董事釐定，且不會低於本公司股份之面值及緊接建議批授購股權當日前五個交易日本公司股份平均收市價之80%(以較高者為準)。

下表披露本公司初期購股權計劃項下購股權及其持有情況於本年度及過往年度之變動詳情：

		購股權獲行使時將予發行之本公司股份數目				
批授日期	每股行使價 港元	於二零零二年四月一日結餘	年內失效	於二零零三年三月三十一日結餘	年內失效	於二零零四年三月三十一日結餘
一九九八年十二月十八日	0.6048	38,349,206	(38,349,206)	–	–	–
一九九九年十二月十七日	0.5552	16,100,000	–	16,100,000	(16,100,000)	–
		54,449,206	(38,349,206)	16,100,000	(16,100,000)	–

所有根據初期購股權計劃授出之購股權已於二零零四年三月三十一日失效。

30. 股本

	股份數目	價值 千港元
每股面值0.10港元之普通股：		
法定：		
於二零零二年四月一日、二零零三年三月三十一日及二零零四年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零二年四月一日	1,036,744,924	103,675
根據以股代息計劃發行新股	26,271,113	2,627
於二零零三年三月三十一日	1,063,016,037	106,302
行使認股權證	9,648,758	965
根據以股代息計劃發行新股	272,584,224	27,258
於二零零四年三月三十一日	1,345,249,019	134,525

本公司股本年內發生了以下變化：

(a) 二零零三年認股權證持有人行使權利，以總代價3,860,000港元共認購9,648,758股每股面值0.10港元之本公司新普通股。

(b) 根據本公司於二零零三年七月二十一日及二零零三年十二月十九日公佈之以股代息計劃，本公司分別發行21,038,671股及251,545,553股（二零零三年：12,357,385股及13,913,728股）每股面值0.10港元之本公司新股予選擇收取股份，以代替截至二零零三年三月三十一日止年度之末期股息及截至二零零四年三月三十一日止年度之中期及特別股息之股東。代息股份不能享有截至二零零三年三月三十一日止年度之末期股息及截至二零零四年三月三十一日止年度之中期及特別股息。

31. 認股權證

	認購時之股份數目	總認購額 千港元
認購價每股0.40港元之二零零三年認股權證：		
於二零零二年四月一日及二零零三年三月三十一日	**204,920,349**	81,968
年內行使	**(9,648,758)**	(3,860)
年內失效	**(195,271,591)**	(78,108)
於二零零四年三月三十一日	—	—

29. 遞延稅項

本呈報期間及對上呈報期間已確認之主要遞延稅項負債及資產以及相關變動如下：

	加速稅項折舊 千港元	聯營公司未分派盈利 千港元	稅務虧損 千港元	合約工程收入確認 千港元	其他 千港元	總計 千港元
本集團						
於二零零二年四月一日						
如原先呈列	28,425	–	(1,819)	5,187	4,091	35,884
採納會計實務準則第12號（經修訂）之前期調整	36,806	20,186	(8,611)	(1,067)	443	47,757
經重列	65,231	20,186	(10,430)	4,120	4,534	83,641
於收益表扣除（計入）	(29,860)	7,078	118	(7,839)	(4,740)	(35,243)
稅率改變之影響	6,115	–	(978)	386	425	5,948
攤薄聯營公司權益時變現	–	(204)	–	–	–	(204)
兑換差額	–	2,858	–	–	–	2,858
於二零零三年三月三十一日	41,486	29,918	(11,290)	(3,333)	219	57,000
於收益表扣除（計入）	(9,424)	11,056	2,942	(93)	(204)	4,277
攤銷聯營公司權益時實現	–	(19,799)	–	–	–	(19,799)
匯兑差額	–	8,690	–	–	–	8,690
於二零零四年三月三十一日	32,062	29,865	(8,348)	(3,426)	15	50,168

為方便資產負債表呈列，若干遞延稅項資產及負債已予抵銷。以下為財務報告目的而作出之遞延稅項餘額之分析：

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
遞延稅項負債	**52,882**	61,165
遞延稅項資產	**(2,714)**	(4,165)
	50,168	57,000

於二零零四年三月三十一日，本集團有未動用稅務虧損約1,354,000,000港元（二零零三年：1,264,000,000港元）可用以抵銷未來應課稅溢利。就上述已確認遞延稅項資產約48,000,000港元（二零零三年：65,000,000港元）。由於未能確定未來溢利來源，故並無就其餘稅務虧損確認遞延稅項資產。

於年內或於結算日，本公司並無任何重大之未撥備遞延稅項。

27. 銀行借款

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
銀行借款包括：				
按揭貸款	**364,000**	446,135	**–**	–
銀行貸款	**180,000**	290,000	**–**	10,000
信託收據貸款	**–**	23,358	**–**	354
銀行透支	**17,048**	22,105	**1,992**	1,998
	561,048	781,598	**1,992**	12,352
分析為：				
有抵押	**544,000**	726,135	**–**	–
無抵押	**17,048**	55,463	**1,992**	12,352
	561,048	781,598	**1,992**	12,352
銀行借款償還期如下：				
一年內或按通知	**44,048**	144,423	**1,992**	12,352
超過一年，但不超過兩年	**217,000**	30,900	**–**	–
超過兩年，但不超過五年	**300,000**	578,700	**–**	–
超過五年	**–**	27,575	**–**	–
	561,048	781,598	**1,992**	12,352
減：一年內到期或按通知及列作流動負債之款項	**(44,048)**	(144,423)	**(1,992)**	(12,352)
一年後到期之款項	**517,000**	637,175	**–**	–

28. 長期服務金撥備

	本集團	
	二零零四年	二零零三年
	千港元	千港元
承前結存	**1,727**	–
年度撥備	**–**	1,727
結轉結存	**1,727**	1,727

該撥備指根據僱傭條例之規定應付本集團合資格僱員之長期服務金。

24. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約492,753,000港元（二零零三年：475,084,000港元）之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
90日內	**432,280**	404,414
超過90日但於180日內	**3,784**	6,896
超過180日	**56,689**	63,774
	492,753	475,084

25. 應收（應付）聯營公司款項及應付共同控制機構款項

除以下項目外，該等款項並無抵押、並無固定還款期及免息：

(i) 一筆為數174,695,000港元（二零零三年：無）之應收聯營公司款項為按香港最優惠利率加2厘計息；及

(ii) 根據償付契據應付聯營公司之款項92,000,000港元須於二零零四年四月償付。

26. 應付賬款及應計開支

應付賬款及應計開支已計入約338,430,000港元（二零零三年：317,178,000港元）之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
90日內	**320,155**	297,674
超過90日但於180日內	**5,064**	4,277
超過180日	**13,211**	15,227
	338,430	317,178

22. 無抵押應收貸款

該貸款並無抵押，須於一年內收取，並按下列利率計算利息：

	本集團	
	二零零四年 千港元	二零零三年 千港元
巴黎銀行同業拆息率加1.5厘	**3,821**	–
香港最優惠利率減2厘	**69,869**	138,697
香港最優惠利率加0.25厘	**130,000**	–
香港最優惠利率加1厘	**6,700**	6,500
香港最優惠利率加2厘	**14,500**	10,500
香港最優惠利率加3厘	**21,325**	–
	246,215	155,697
減：列作流動資產之一年內到期款項	**(196,215)**	(155,697)
非在一年內到期款項	**50,000**	–

23. 應收(應付)客戶合約工程款項

	本集團	
	二零零四年 千港元	二零零三年 千港元
於結算日之在建工程：		
現時已支出之工程費用	**35,203,304**	32,580,432
經確認溢利減經確認虧損	**862,708**	865,832
	36,066,012	33,446,264
減：進度付款	**(36,248,942)**	(33,740,185)
	(182,930)	(293,921)
來自：		
計入應收客戶合約工程款項	**273,210**	200,934
計入應付客戶合約工程款項	**(456,140)**	(494,855)
	(182,930)	(293,921)

於二零零四年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為369,983,000港元(二零零三年：367,453,000港元)。

21. 應收關連公司款項

	本集團	
	二零零四年 千港元	二零零三年 千港元
應收貸款：		
德祥企業之聯營公司	**149,333**	190,054
珀麗酒店	**—**	121,000
中策	**—**	108,337
中策之聯營公司	**86,881**	—
	236,214	419,391
其他應收款項：		
德祥企業之聯營公司	**28**	8,518
珀麗酒店集團	**—**	10,498
中策及其附屬公司	**—**	4,939
中策之聯營公司	**2,239**	—
其他關連公司	**289**	2,157
	238,770	445,503

上述公司乃與德祥企業受共同之董事監管之公司。

中策於年內成為本公司之聯營公司。

該等款項並無抵押，須按下列方式償還：

	本集團	
	二零零四年 千港元	二零零三年 千港元
應收貸款：		
香港最優惠利率	**—**	114,000
香港最優惠利率加1厘	**—**	7,000
香港最優惠利率加2厘	**236,214**	273,337
香港最優惠利率加3厘	**—**	25,054
	236,214	419,391
其他應收款項	**2,556**	26,112
	238,770	445,503
減： 於一年內到期並列為流動資產之款項	**(238,770)**	(277,195)
一年後到期之款項	**—**	168,308

18. 共同控制機構權益

	本集團	
	二零零四年 千港元	二零零三年 千港元
攤佔淨資產	**12,817**	3,743
應收共同控制機構款項	**2,000**	5,000
	14,817	8,743

應收共同控制機構款項為無抵押及免息。董事認為，有關款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各共同控制機構於二零零四年三月三十一日之詳情載列於附註43。

19. 其他長期投資

	本集團	
	二零零四年 千港元	二零零四年 千港元
非上市投資，按成本：		
香港	**15,093**	15,093
海外	**388**	388
	15,481	15,481

董事認為上述投資之價值最少與其賬面值相若。

20. 證券投資

	投資證券		其他投資		總額	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
本集團						
上市股本證券：						
香港	**–**	650,063	**39,374**	26,527	**39,374**	676,590
海外	**1,481**	3,623	**–**	–	**1,481**	3,623
	1,481	653,686	**39,374**	26,527	**40,855**	680,213
上市證券市值	**1,481**	14,483	**39,374**	26,527	**40,855**	41,010
就呈報目的而分析之賬面值：						
非流動	**1,481**	653,686	**–**	–	**1,481**	653,686
流動	**–**	–	**39,374**	26,527	**39,374**	26,527
	1,481	653,686	**39,374**	26,527	**40,855**	680,213

17. 聯營公司權益 *(續)*

附註：(續)

(c) 根據本集團與德祥企業之聯營公司錦興集團有限公司(「錦興」)向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策集團有限公司(「中策」)股份及認股權證提出之自願性有條件全面現金收購建議，於二零零三年九月，本集團於中策之權益由14.55%增至31.2%，故本集團於中策由投資證券重新歸類為聯營公司權益。於二零零四年三月三十一日，本集團於中策之權益因行使中策之認股權證及購股權而攤薄至29.4%。

中策乃一間於香港聯合交易所上市之公司，其財政年度結束日期為十二月三十一日。Downer EDI Limited(「Downer」)乃一間於澳洲及新西蘭上市之公司，其財政年結日為六月三十日。由於本集團權益於採用權益法時僅可查閱及採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer於二零零四年三月三十一日之權益乃分別根據此兩間公司於二零零三年十二月三十一日之資產淨值及中策由成為聯營公司之日起至二零零三年十二月三十一日之業績以及Downer由二零零三年一月一日至二零零三年十二月三十一日之業績計算。

以下詳情乃摘錄自本集團之重要聯營公司財務資料：

	Downer		中策
	二零零三年一月一日至二零零三年十二月三十一日	二零零二年一月一日至二零零二年十二月三十一日	二零零三年一月一日至二零零三年十二月三十一日
	千港元	千港元	千港元
年度業績：			
日常業務收入	16,380,841	10,322,467	2,884,493
除税前日常業務溢利(虧損)	520,505	348,302	(169,184)
除税後日常業務溢利(虧損)	380,746	249,036	(180,119)

	二零零三年十二月三十一日	二零零二年十二月三十一日	二零零三年十二月三十一日
	千港元	千港元	千港元
財務狀況：			
非流動資產	5,501,196	4,141,241	1,124,597
流動資產	6,281,918	4,249,336	1,064,647
流動負債	(4,159,429)	(2,392,544)	(161,090)
非流動負債	(3,057,649)	(2,506,737)	(244,614)
優先股本	–	(285,987)	–
少數股東權益	–	–	(250,160)

本集團各主要聯營公司於二零零四年三月三十一日之詳情載列於附註43。

過往年度，本集團攤佔Downer因合約而產生之虧損約123,711,000港元，可根據聯營公司之一位前度股東提供之擔保而悉數收回，故並未列入本集團賬目內。本集團向該名前股東採取法律行動，追討上述虧損連同有關之利息及其他支出。董事於聽取法律意見後，相信訴訟成功機會頗大，應可向該名前股東全數追收虧損數額。

年內，本集團與Downer訂立一項償付契據，據此，本集團同意清償淨款額，包括應付Downer上述合約所造成之損失。因此，於二零零四年三月三十一日，應付Downer淨款額已歸入應付聯營公司款項，而將向Downer前股東追收之約123,711,000港元則歸入應收賬款、訂金及預付款項。

17. 聯營公司權益

	本集團	
	二零零四年 千港元	二零零三年 千港元
攤佔淨資產：		
海外上市股份	**545,310**	649,099
香港上市股份	**460,494**	—
非上市股份	**23,828**	(2,986)
商譽 *(下文附註(a))*	**370,676**	257,535
	1,400,308	903,648
應收一間聯營公司款項 *(下文附註(b))*	**26,400**	49,603
	1,426,708	953,251
上市股份之市值:		
海外	**1,110,079**	935,290
香港	**139,763**	—
	1,249,842	935,290

附註：

(a) 商譽變動分析如下：

	本集團 千港元
成本	
於二零零三年四月一日	341,244
添置	312,119
出售及攤薄權益時對銷	(205,744)
於二零零四年三月三十一日	447,619
攤銷	
於二零零三年四月一日	83,709
本年度準備	35,204
出售及攤薄權益時對銷	(41,970)
於二零零四年三月三十一日	76,943
賬面淨值	
於二零零四年三月三十一日	370,676
於二零零三年三月三十一日	257,535

採納之攤銷期為10至20年。

(b) 應收聯營公司款項為無抵押及按香港最優惠利率加1厘(二零零三年：1厘)計息。董事認為，應收聯營公司款項毋須於結算日起計十二個月內償還，故列為非流動。

15. 商譽

	本集團 千港元
成本值	
於二零零三年四月一日及二零零四年三月三十一日	385,531
攤銷及減值	
於二零零三年四月一日	369,395
本年度準備	2,305
於二零零四年三月三十一日	371,700
賬面淨值	
於二零零四年三月三十一日	13,831
於二零零三年三月三十一日	16,136

採納之攤銷期為20年。

16. 附屬公司權益

	本公司	
	二零零四年 千港元	二零零三年 千港元
非上市股份	**212,921**	212,921
予附屬公司之貸款	**142,000**	160,900
應收附屬公司款項	**3,456,836**	3,566,811
	3,811,757	3,940,632
減：貸予一間附屬公司之貸款－於一年內到期	**(71,000)**	－
	3,740,757	3,940,632
減：應收附屬公司款項準備	**(704,302)**	(704,302)
	3,036,455	3,236,330

非上市股份按賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司相關淨資產之賬面值計算。

董事認為，除71,000,000港元(二零零三年：零)外，予附屬公司之貸款及應收附屬公司款項毋須於結算日起計十二個月內償還，故列為非流動項目。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之債務證券。

本公司各主要附屬公司於二零零四年三月三十一日之詳情載列於附註43。

14. 物業、機械及設備

	土地及樓宇 千港元	設備及機械 千港元	汽車及船舶 千港元	傢具、裝置及電腦設備 千港元	總額 千港元
本集團					
成本					
於二零零三年四月一日	270,814	440,312	57,563	139,761	908,450
收購一間附屬公司	-	-	53,758	-	53,758
添置	141	3,904	2,294	3,520	9,859
出售	(14,926)	(30,825)	(28,692)	(5,653)	(80,096)
於二零零四年三月三十一日	256,029	413,391	84,923	137,628	891,971
折舊、攤銷及減值					
於二零零三年四月一日	36,203	310,130	36,916	67,045	450,294
本年度準備	4,999	39,222	8,837	22,616	75,674
出售後對銷	(300)	(26,208)	(20,663)	(4,459)	(51,630)
於二零零四年三月三十一日	40,902	323,144	25,090	85,202	474,338
賬面淨值					
於二零零四年三月三十一日	215,127	90,247	59,833	52,426	417,633
於二零零三年三月三十一日	234,611	130,182	20,647	72,716	458,156

本集團所持之土地及樓宇於結算日之賬面淨值包括：

	二零零四年 **千港元**	二零零三年 千港元
中國長期租賃物業	**141**	1,646
中期租賃物業於：		
香港	**214,400**	232,361
中國	**586**	604
	215,127	234,611

12. 每股盈利(虧損)*(續)*

就源於上文附註2所示會計準則改變而對比較性每股基本及攤薄虧損之調整如下：

	基本 港元	攤薄 港元
二零零三年每股虧損對賬：		
調整前申報數字	(0.335)	(0.337)
採納會計實務準則第12號(經調整)所產生之調整	(0.005)	(0.005)
經重列	(0.340)	(0.342)

13. 投資物業

	本集團	
	二零零四年 千港元	二零零三年 千港元
估值		
承前結存	**572,608**	675,900
轉自按金及預付款項	**5,600**	–
出售	**(49,208)**	(3,900)
重估產生之虧絀	**(14,000)**	(99,392)
結轉結存	**515,000**	572,608

本集團持有之投資物業於結算日之賬面值如下：

	二零零四年 千港元	二零零三年 千港元
香港長期租約物業：	**60,000**	74,000
中期租約物業：		
香港	**455,000**	455,000
中國	**–**	43,608
	515,000	572,608

本集團之投資物業乃根據營業租約持作出租用途。

若干投資物業(賬面值455,000,000港元)已於二零零四年三月三十一日由獨立專業估值師永利行評值顧問有限公司按公開市值基準重估。其餘之投資物業(賬面值60,000,000港元)已於二零零四年三月三十一日由董事參照本集團與獨立第三方訂立之買賣協議所列之價值重新估值。因重估產生之虧絀合共14,000,000港元(二零零三年：99,392,000港元)已從收益表扣除。

11. 股息

	二零零四年 千港元	二零零三年 千港元
已付二零零四年中期股息－每股1.0仙（二零零三年：每股1.0仙）	**10,937**	10,491
已付二零零四年特別股息－每股29.0仙（二零零三年：無）	**317,174**	–
擬派二零零四年末期股息－每股1.5仙（二零零三年：每股1.0仙）	**20,179**	10,727
	348,290	21,218

年內派息中約有8,327,000港元及176,082,000港元（二零零三年：2,301,000港元及3,423,000港元），分別根據本公司董事於二零零三年七月二十一日及二零零三年十二月十九日所公佈之本公司以股代息計劃支付。此數額已於年內撥入本公司滾存溢利。

截至二零零四年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,345,249,019股計算。

12. 每股盈利（虧損）

本年度每股基本及攤薄盈利（虧損）乃根據以下數據計算：

	二零零四年 千港元	二零零三年 千港元 （重列）
盈利（虧損）：		
計算每股基本盈利（虧損）之盈利（虧損）	**163,627**	(354,029)
潛在攤薄普通股之效應：		
基於聯營公司每股盈利攤薄之攤佔聯營公司業績調整	**(4,651)**	(2,944)
計算每股攤薄盈利（虧損）之盈利（虧損）	**158,976**	(356,973)
股份數目：		
計算每股基本及攤薄盈利（虧損）之普通股加權平均數	**1,117,367,985**	1,042,310,331

由於本公司購股權及認股權證之行使價高於兩年各自之每股股份之平均市價，故在計算每股攤薄盈利（虧損）時乃假設其未被轉換。

10. 税項

	二零零四年 千港元	二零零三年 千港元 (重列)
税項支出包括：		
香港利得税：		
本年度	—	42
過往年度準備不足	**166**	22,471
	166	22,513
海外税項	**3,322**	5,453
攤佔聯營公司業績之税項	**49,022**	36,484
	52,510	64,450
遞延税項：		
本年度	**(6,832)**	(32,589)
本年度應佔香港税率變動	—	5,948
	(6,832)	(26,641)
	45,678	37,809

香港利得税乃根據本年度源自香港之估計應課税溢利按税率17.5%(二零零三年：16.0%)計算。

海外税項根據有關司法權區之適用税率計算。

本年度之税項支出與收益表所列溢利(虧損)之對賬如下：

	二零零四年 千港元	二零零三年 千港元
除税前溢利(虧損)	**208,566**	(316,718)
按香港利得税税率17.5%(二零零三年：16%)計算之税項	**36,499**	(50,675)
在税務方面不可扣減開支之税務影響	**29,361**	39,482
在税務方面毋須課税收入之税務影響	**(43,366)**	(15,513)
未確認扣減暫時差額之税務影響	**245**	346
動用先前未確認之可扣減暫時差額之税務影響	**(17,129)**	1,441
未確認税務虧損之税務影響	**24,086**	43,959
動用先前未確認税務虧損之税務影響	**(8,220)**	(27,130)
於其他司法權區經營業務之聯營公司及共同控制機構之不同税率之税務影響	**24,036**	17,480
適用税率增加導致之期初遞延税項負債增加	—	5,948
過往年度撥備不足	**166**	22,471
本年度税項開支	**45,678**	37,809

遞延税項之詳情載列於附註29。

(續)

9. 董事及僱員酬金*(續)*

(a) 董事酬金*(續)*

董事酬金級別如下：

	董事人數	
	二零零四年	二零零三年
零港元至1,000,000港元	**3**	6
1,000,001港元至1,500,000港元	**1**	–
1,500,001港元至2,000,000港元	**2**	–
3,000,001港元至3,500,000港元	**1**	2
3,500,001港元至4,000,000港元	**–**	1
4,000,001港元至4,500,000港元	**–**	1
7,500,001港元至8,000,000港元	**3**	–

(b) 僱員酬金

本集團於本年度5位最高薪人員包括於年內在任之4名董事及一名僱員(二零零三年：五位董事)。該5名最高薪人員之酬金詳情如下：

	二零零四年 千港元	二零零三年 千港元
袍金	**40**	41
薪酬及其他福利	**10,557**	15,325
酌定花紅	**17,245**	2,080
退休福利計劃供款	**676**	1,246
	28,518	18,692

彼等酬金級別如下：

	僱員人數	
	二零零四年	二零零三年
2,500,001港元至3,000,000港元	**1**	–
3,000,001港元至3,500,000港元	**1**	2
3,500,001港元至4,000,000港元	**–**	1
4,000,001港元至4,500,000港元	**–**	2
7,500,001港元至8,000,000港元	**3**	–

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事放棄任何酬金。

7. 融資成本

	二零零四年 千港元	二零零三年 千港元
借款成本：		
須於五年內全數償還之銀行借款	**13,628**	17,215
毋須於五年內全數償還之銀行借款	**–**	10,892
其他	**1,255**	515
	14,883	28,622
減：撥作在建合約工程資本之數額	**(5,054)**	(2,828)
	9,829	25,794

8. 投資開支淨額

	二零零四年 千港元	二零零三年 千港元
出售下列項目之收益：		
上市投資證券	**–**	1,605
其他上市投資	**3,892**	–
就下列項目之減值虧損：		
上市投資證券	**(2,142)**	(11,376)
其他非上市投資	**–**	(7,463)
期權協議虧損	**(52,871)**	–
利息收入	**37,300**	9,550
其他上市投資未變現持有收益（虧損）淨額	**36**	(24,352)
	(13,785)	(32,036)

9. 董事及僱員酬金

本年度董事及五位最高薪人員之酬金詳情如下：

(a) 董事酬金

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	**80**	53
非執行董事	**20**	20
	100	73
其他酬金：		
執行董事		
薪酬及其他福利	**12,697**	13,865
酌定花紅	**17,000**	–
退休福利計劃供款	**885**	1,217
非執行董事		
薪酬及其他福利	**460**	867
	31,042	15,949
	31,142	16,022

6. 經營虧損

	二零零四年 千港元	二零零三年 千港元
經營虧損已扣除：		
核數師酬金	**2,030**	2,065
折舊及攤銷：		
物業、機械及設備 *(下文附註(a))*	**71,666**	78,095
商譽(列入行政開支)	**2,305**	2,306
物業權益之減值虧損	**1,496**	–
出售物業、機械及設備之虧損	**–**	4,475
營業租約租金：		
樓宇	**3,556**	3,206
機械及設備	**3,616**	692
員工支出 *(下文附註(b))*	**112,202**	134,503
並已計入：		
營業租約之租金收入：		
樓宇，已扣除支銷20,171,000港元(二零零三年：19,691,000港元)	**19,555**	27,625
機械及設備	**385**	2,596
出售物業、機械及設備之收益	**3,312**	–

附註：

	二零零四年 千港元	二零零三年 千港元
(a) 物業、機械及設備之折舊及攤銷：		
自置資產	**75,674**	79,001
減：撥作在建合約工程資本之數額	**(4,008)**	(906)
	71,666	78,095
(b) 員工支出：		
董事酬金 *(附註9)*：		
袍金	**100**	73
退休福利計劃供款	**885**	1,217
其他酬金	**30,157**	14,732
	31,142	16,022
其他員工支出：		
薪酬及其他福利	**286,924**	417,730
退休福利計劃供款，減除沒收供款1,462,000港元(二零零三年：10,197,000港元)	**8,326**	5,590
	326,392	439,342
減：撥作在建合約工程資本之數額	**(214,190)**	(304,839)
	112,202	134,503

4. 業務及地區分部*(續)*

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
香港	**3,990,936**	3,826,165	**61,591**	13,416
中國	**109,085**	114,510	**2,026**	15,195
太平洋地區及東南亞	**762,307**	932,481	**—**	—
	4,862,328	4,873,156	**63,617**	28,611

5. 已終止業務

於二零零二年七月，本集團訂立一份有條件買賣協議，以現金代價250,000,000港元出售從事酒店及餐飲業務之珀麗酒店集團有限公司(「珀麗酒店」，連同其附屬公司統稱為「珀麗酒店集團」)之全部已發行股本及股東貸款。該項交易已於二零零二年十二月二日完成。

二零零二年四月一日至二零零二年十一月三十日期間酒店及餐飲業務之業績(已載入截至二零零三年三月三十一日止年度綜合賬目)如下：

	千港元
營業額	48,647
經營成本	(50,619)
融資成本	(10,151)
期間虧損	(12,123)

於二零零三年三月三十一日止年度內，珀麗酒店集團為本集團之經營業務現金流量淨額貢獻約3,796,000港元，並分別就投資及融資活動支付約355,000港元及約7,652,000港元。

珀麗酒店集團之資產及負債於出售日期之賬面值載於附註35。

出售珀麗酒店錄得虧損約1,701,000港元(按出售所得款項減附屬公司淨資產賬面值計算)。是項交易並無產生任何應計或撥回稅項。

財務報表附註（續）

4. 業務及地區分部（續）

業務分部（續）

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產										
分部資產	1,069,212	368,008	193,942	96,168	–	619,005	–	–	–	2,346,335
聯營公司權益	43,231	293	–	3,093	906,634	–	–	–	–	953,251
共同控制機構權益	–	8,743	–	–	–	–	–	–	–	8,743
未分配企業資產										1,564,827
總資產										4,873,156
負債										
分部負債	871,883	298,347	95,744	47,353	–	22,770	–	–	–	1,336,097
未分配企業負債										862,968
總負債										2,199,065
其他資料										
資本增添	1,866	1,855	3,388	15,895	–	4,734	–	383	490	28,611
商譽攤銷	2,306	–	–	–	–	–	–	–	–	2,306
物業、機械及設備之折舊及攤銷	16,708	6,473	22,179	7,479	–	10,819	–	9,366	5,977	79,001
上市投資證券減值虧損	–	–	–	–	–	–	–	–	11,376	11,376
非上市其他投資減值虧損	–	–	–	–	–	–	–	–	7,463	7,463

地區分部

本集團之業務位於中華人民共和國（香港除外）（「中國」）及香港。

下表按地區市場劃分（不論商品／服務來源地）提供本集團營業額之分析：

	營業額	
	二零零四年	二零零三年
	千港元	千港元
香港	**3,292,897**	3,609,919
中國	**89,569**	26,263
	3,382,466	3,636,182

截至二零零三年三月三十一日止年度內，本集團已終止業務所產生之48,647,000港元收入主要來自香港。

4. 業務及地區分部 *(續)*

業務分部 *(續)*

於截至二零零三年三月三十一日止年度，本集團於出售若干附屬公司時中斷經營其酒店及餐飲業務（詳見附註5）。

截至二零零三年三月三十一日止年度之業務分部資料呈列如下：

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	2,232,876	555,794	720,304	14,488	–	55,733	8,340	48,647	–	3,636,182
分部之間銷售	47,016	127	103,722	45,472	–	19,846	–	–	(216,183)	–
	2,279,892	555,921	824,026	59,960	–	75,579	8,340	48,647	(216,183)	3,636,182
攤佔聯營公司及共同控制機構	50,816	109,900	–	3,501	3,801,765	–	–	–	–	3,965,982
總計	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
業績										
分部業績	(40,625)	(56,092)	(55,264)	(21,324)	–	25,749	209	(1,972)		(149,319)
物業、機械設備之減值虧損										(110,327)
融資成本										(25,794)
投資開支淨額										(32,036)
重估投資物業產生之虧絀	–	–	–	–	–	(99,392)	–	–		(99,392)
應收聯營公司款項撥備										(13,964)
攤薄一間聯營公司權益所致虧損	–	–	–	–	(4,665)	–	–	–		(4,665)
攤佔聯營公司業績	2,404	(17)	–	306	121,836	–	–	–		124,529
攤佔共同控制機構業績	–	5,920	–	–	–	–	–	–		5,920
一間聯營公司權益之減值虧損										(11,670)
除稅前虧損										(316,718)
所得稅開支										(37,809)
未計少數股東權益前虧損										(354,527)
少數股東權益										498
年度虧損										(354,029)

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

4. 業務及地區分部 *(續)*

業務分部 *(續)*

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	物業租賃 千港元	銷售物業 千港元	其他 千港元	綜合 千港元
資產									
分部資產	938,381	450,958	179,949	64,016	–	559,663	–	–	2,192,967
聯營公司權益	21,019	249	–	4,582	760,813	–	–	640,045	1,426,708
共同控制機構權益	–	14,817	–	–	–	–	–	–	14,817
未分配企業資產									1,227,836
總資產									4,862,328
負債									
分部負債	775,262	297,904	99,633	31,295	–	22,636	–	–	1,226,730
未分配企業負債									854,278
總負債									2,081,008
其他資料									
資本增添	2,374	992	2,975	1,999	–	351	–	54,926	63,617
商譽攤銷	2,305	–	–	–	–	–	–	–	2,305
物業、機械及設備之折舊及攤銷	21,411	6,415	21,072	6,544	–	11,430	–	8,802	75,674
物業權益減值虧損	–	–	–	–	–	1,496	–	–	1,496
期權協議虧損	–	–	–	–	–	–	–	52,871	52,871
上市投資證券減值虧損	–	–	–	–	–	–	–	2,142	2,142

4. 業務及地區分部

業務分部

就管理而言，本集團之業務現時分為七個經營部門，分別為樓宇建築工程、土木工程、專項工程、建築材料、工程及基建服務、物業租賃及銷售物業。此等部門為本集團報告其主要分部資料之基準。

董事認為，收錄應佔聯營公司及共同控制機構營業額之比例份額可更清晰顯示本集團之業務狀況。

截至二零零四年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	2,418,339	463,440	448,849	3,448	–	48,390	–	–	–	3,382,466
分部之間銷售	28,713	–	76,384	71,029	–	15,635	–	–	(191,761)	–
	2,447,052	463,440	525,233	74,477	–	64,025	–	–	(191,761)	3,382,466
攤佔聯營公司及共同控制機構	9,872	55,597	–	6,793	4,691,253	–	–	27,291	–	4,790,806
總計	2,456,924	519,037	525,233	81,270	4,691,253	64,025	–	27,291	(191,761)	8,173,272
業績										
分部業績	(10,122)	(5,632)	(4)	(24,923)	–	14,898	–	–		(25,783)
融資成本										(9,829)
投資開支淨額										(13,785)
投資物業重估虧絀	–	–	–	–	–	(14,000)	–	–		(14,000)
出售投資物業之虧損	–	–	–	–	–	(2,152)	–	–		(2,152)
應收聯營公司款項之準備										(21,526)
出售及攤薄聯營公司權益之收益(虧損)	–	–	–	–	171,317	–	–	(18,454)		152,863
攤佔聯營公司業績	334	(16)	–	1,793	174,239	–	–	(42,646)		133,704
攤佔共同控制機構業績	–	9,074	–	–	–	–	–	–		9,074
除稅前溢利										208,566
稅項										(45,678)
未計少數股東權益前溢利										162,888
少數股東權益										739
年度溢利										163,627

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

3. **主要會計準則** *(續)*

退休福利成本

定額供款退休福利計劃之款額已於到期支付時列作開支或撥作在建合約項目之資本。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽（或負商譽）或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅務溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資以及合營企業權益而引致之應課稅臨時差額而確認，惟倘本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖時則作別論。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在股本權益中扣除或計入股本權益之項目有關，則遞延稅項亦會於股本權益中處理。

外幣

以外幣結算之交易均按交易日之滙率折算，而以外幣結算之貨幣資產及負債則按結算日之滙率折算。滙兑盈虧概撥入收益表中處理。

合併賬目時，本集團香港以外其他地方業務之資產及負債乃按結算日之現行滙率換算。收支項目按期內平均滙率換算。由此產生之滙兑差額(如有)列為股東資金，並撥入本集團之換算儲備。有關換算差額於業務出售期間確認為收入或開支。

3. 主要會計準則*（續）*

工程合約

倘工程合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段（與工程收入之基準相同）確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

營業租約

根據營業租約應付之租金按有關租約年期以直線法自收益表內扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、經營酒店、物業租金及有關收入以及因出售物業而已收及應收之總收益。

收入確認

來自工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

經營酒店之收入於提供服務時確認。

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

營業租約租金收入按有關租約年期以直線法確認。

將借貸成本撥作資本

與符合以下條件之資產（需一段頗長時間方可提供作擬定用途或銷售之資產）之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

3. 主要會計準則 *(續)*

附屬公司投資

於附屬公司之投資按成本減任何已確認之減值虧損計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷之溢價減已識別之任何減值虧損列賬。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券或其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本扣除減值虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減任何已識別之減值虧損列賬。

減值

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

3. 主要會計準則 *(續)*

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日之公開市值入賬。除非有關租約之剩餘年期(包括可續年期)為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以補足有關虧絀，則虧絀超逾投資物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

物業、機械及設備

物業、機械及設備按成本減折舊及攤銷及任何已識別減值虧損列賬。

租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年(以較短之期間為準)以直線法撇銷。

其他資產按其估計可使用年期以直線法折舊以撇銷其成本，年率如下：

廠房及機器	10%
汽車及船舶	10%－20%
傢俬及裝置	20%
電腦設備	33$^{1}/_{3}$%

過往年度，汽車、傢俬及固定裝置乃按年率10%折舊，惟自二零零三年四月一日起已改為按年率20%折舊，以反映本集團資產可使用年期之過往經驗。折舊率改變使本年度折舊開支增加約14,215,000港元。

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

商譽

合併時產生之商譽乃指收購成本超出本集團佔收購日期附屬公司或聯營公司可辨認資產及負債公平價值之差額。

商譽乃撥充資本，並按其有效經濟壽命以直線法攤銷。收購聯營公司所產生之商譽列入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表內獨立呈列。

出售附屬公司或聯營公司時，應佔之未攤銷商譽數額計算在出售之損益內。

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其股份在香港聯合交易所有限公司(「香港聯交所」)上市。其最終控股公司為德祥企業集團有限公司(「德祥企業」)，該公司亦於百慕達註冊成立，股份在香港聯交所上市。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註43。

2. 採納會計實務準則

於本年度，本集團首次採用以下由香港會計師公會頒佈之香港財務報告標準。本集團採納會計實務準則第12條(經修訂)「所得税」。實施會計實務準則第12條(經修訂)之主要影響與遞延税項有關。於過往年度，乃使用收益表負債法就遞延税項作出部份撥備，即除預期於可見將來不會撥回之時差外，就所產生之時差確認負債。會計實務準則第12條(經修訂)規定須採納資產負債表負債法。據此，遞延税項之核算除有限之例外情況外，均以財務報表內資產及負債之賬面值與計算應課税溢利所用之相應税務基準之間所有暫時性差異予以確認。因會計實務準則第12條(經修訂)並未作出具體過渡期規定，本集團已追溯應用該項新會計政策，比較數字已因此而重新編列。

由於會計政策出現此項改變，於二零零二年四月一日之累計虧損增加47,757,000港元而本年度溢利則減少1,008,000港元(二零零三年：年度虧損增加5,313,000港元)。

3. 主要會計準則

本賬目乃根據歷史成本(已就投資物業及證券投資之重估作出修訂)編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

	附註	二零零四年 千港元	二零零三年 千港元
投資業務			
出售聯營公司權益所得款項		**573,107**	–
償還應收貸款		**69,128**	15,000
出售投資物業所得款項		**47,056**	3,900
關連公司償還款項		**38,439**	–
出售物業、機械及設備所得款項		**30,798**	12,908
已收利息		**26,895**	16,795
出售其他投資所得款項		**23,599**	4,094
聯營公司償還款項		**4,000**	–
共同控制機構償還款項		**3,000**	–
收購聯營公司權益		**(96,559)**	–
墊支關連公司貸款		**(86,881)**	(394,337)
墊支聯營公司款項		**(68,681)**	(3,000)
收購附屬公司(扣除所收購之現金及與現金等值項目)	34	**(57,343)**	(103,000)
其他投資增加		**(40,021)**	(28,431)
應收貸款增加		**(13,500)**	(21,857)
物業、機械及設備增加		**(9,859)**	(28,611)
投資證券增加		–	(6,033)
出售附屬公司所得款項(扣除出售之現金及與現金等值項目)	35	–	249,405
到期時贖回非上市債務證券		–	100,000
出售投資證券所得款項		–	9,429
出售其他長期投資所得款項		–	808
來自(用於)投資業務之現金淨額		**443,178**	(172,930)
融資活動			
償還銀行貸款		**(215,493)**	(351,918)
已付股息		**(154,429)**	(15,134)
已付利息		**(14,883)**	(30,092)
償還共同控制機構款項		**(13,759)**	(22,351)
少數股東(獲償還)墊支貸款		**(4,373)**	1,744
發行股份費用		**(298)**	(188)
因行使認股權證而發行股份所得款項		**3,860**	–
已付附屬公司少數股東股息		–	(1,350)
新籌取銀行貸款		–	296,321
用於融資活動之現金淨額		**(399,375)**	(122,968)
現金及與現金等值項目增加(減少)淨額		**19,216**	(306,940)
現金及與現金等值項目承前		**213,991**	520,931
現金及與現金等值項目結轉		**233,207**	213,991
現金及與現金等值項目結存分析			
短期銀行存款		**24,824**	210,963
銀行結存及現金		**225,431**	25,133
銀行透支		**(17,048)**	(22,105)
		233,207	213,991

	二零零四年 千港元	二零零三年 千港元
經營業務		
經營虧損	**(25,783)**	(259,646)
就下列項目進行調整：		
物業、機械及設備之折舊及攤銷	**71,666**	78,095
商譽攤銷	**2,305**	2,306
物業權益之減值虧損	**1,496**	–
物業、機械及設備之減值虧損	–	110,327
應收貸款準備撥回	–	(1,000)
出售物業、機械及設備之(收益)虧損	**(3,312)**	4,475
出售已終止業務之虧損	–	1,701
長期服務金撥備	–	1,727
未計營運資金變動前之經營業務現金流量	**46,372**	(62,015)
待轉售物業減少	–	7,692
應收(付)客戶合約工程款項(增加)減少 (扣除應計利息開支、折舊及攤銷)	**(101,929)**	59,158
應收賬款、訂金及預付款項(增加)減少	**(22,096)**	313,123
應收關連公司款項減少(增加)	**10,801**	(8,141)
應收聯營公司款項減少	**20,667**	11,016
應付賬款及應計開支增加(減少)	**8,351**	(348,940)
應付關連公司款項減少	–	(1,467)
應付聯營公司款項(減少)增加	**(23,092)**	5,631
用於經營業務之現金	**(60,926)**	(23,943)
已付香港利得税	**(11,822)**	(23,791)
已付海外税項	**(4,487)**	(5,330)
已收聯營公司股息	**52,648**	35,682
已收共同控制機構股息	–	5,000
香港利得税退款	–	1,340
用於經營業務之現金淨額	**(24,587)**	(11,042)

	股本	股份溢價	特別儲備	資本儲備	其他儲備	滙兌儲備	累計虧損	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年四月一日								
如前呈報	103,675	214,846	124,933	3,126,941	–	(90,313)	(485,052)	2,995,030
前期調整 *(附註2)*	–	–	–	–	–	–	(47,757)	(47,757)
經重列	103,675	214,846	124,933	3,126,941	–	(90,313)	(532,809)	2,947,273
因換算海外業務而產生，但並未在綜合收益表內確認之滙兌差額	–	–	–	–	–	76,971	–	76,971
根據以股代息計劃發行股份	2,627	(2,627)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	5,724	5,724
發行股份費用	–	(188)	–	–	–	–	–	(188)
於一間聯營公司之權益攤薄時變現	–	–	–	–	–	3,638	–	3,638
轉撥	–	–	–	(646,941)	–	–	646,941	–
年度虧損	–	–	–	–	–	–	(354,029)	(354,029)
已付股息	–	–	–	–	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
因換算海外業務而產生之滙兌差額	–	–	–	–	–	142,847	–	142,847
攤佔聯營公司儲備	–	–	–	–	6,733	1,150	–	7,883
並未在綜合收益表內確認之收益淨額	–	–	–	–	6,733	143,997	–	150,730
根據以股代息計劃發行股份	27,258	(27,258)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	184,409	184,409
行使認股證	965	2,895	–	–	–	–	–	3,860
發行股份費用	–	(298)	–	–	–	–	–	(298)
出售及攤薄聯營公司權益時變現	–	–	–	–	(212)	(50,937)	–	(51,149)
年度溢利	–	–	–	–	–	–	163,627	163,627
已付股息	–	–	–	–	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872

本集團之累計虧損包括分別由本集團之聯營公司及共同控制機構留存之滾存溢利約123,577,000港元（二零零三年：83,778,000港元）及12,821,000港元（二零零三年：3,747,000港元）。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

本集團資本儲備之詳情載於附註33。

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
附屬公司權益	16	**3,036,455**	3,236,330
流動資產			
訂金及預付款項		**940**	249
對附屬公司放款－一年內到期	16	**71,000**	–
銀行結存		**75**	107
		72,015	356
流動負債			
應計開支		**740**	691
銀行借款	27	**1,992**	12,352
		2,732	13,043
流動資產（負債）淨值		**69,283**	(12,687)
資產淨值		**3,105,738**	3,223,643
資本及儲備			
股本	30	**134,525**	106,302
儲備	33	**2,971,213**	3,117,341
股東資金		**3,105,738**	3,223,643

董事總經理
陳佛恩

董事
周美華

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
非流動負債			
一年後到期之銀行借款	27	**517,000**	637,175
長期服務金撥備	28	**1,727**	1,727
遞延税項負債	29	**52,882**	61,165
		571,609	700,067
資產淨值		**2,770,872**	2,658,531
資本及儲備			
股本	30	**134,525**	106,302
儲備		**2,636,347**	2,552,229
股東資金		**2,770,872**	2,658,531

載於第21頁至第67頁之賬目已於二零零四年七月二十三日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

董事總經理
陳佛恩

董事
周美華

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
非流動資產			
投資物業	13	**515,000**	572,608
物業、機械及設備	14	**417,633**	458,156
商譽	15	**13,831**	16,136
聯營公司權益	17	**1,426,708**	953,251
共同控制機構權益	18	**14,817**	8,743
其他長期投資	19	**15,481**	15,481
證券投資	20	**1,481**	653,686
應收一間關連公司款項	21	—	168,308
無抵押應收貸款	22	**50,000**	—
遞延稅項資產	29	**2,714**	4,165
		2,457,665	2,850,534
流動資產			
應收客戶合約工程款項	23	**273,210**	200,934
應收賬款、訂金及預付款項	24	**1,212,340**	1,073,857
應收關連公司款項	21	**238,770**	277,195
應收聯營公司款項	25	**178,668**	45,859
無抵押應收貸款	22	**196,215**	155,697
證券投資	20	**39,374**	26,527
可退回稅款		**15,831**	6,457
短期銀行存款		**24,824**	210,963
銀行結存及現金		**225,431**	25,133
		2,404,663	2,022,622
流動負債			
應付客戶合約工程款項	23	**456,140**	494,855
應付賬款及應計開支	26	**856,298**	775,761
應付聯營公司款項	25	**96,273**	10,113
應付共同控制機構款項	25	**55,584**	69,343
應付稅項		**1,056**	4,503
一年內到期之銀行借款	27	**44,048**	144,423
		1,509,399	1,498,998
流動資產淨值		**895,264**	523,624
總資產減流動負債		**3,352,929**	3,374,158
少數股東權益		**10,448**	15,560

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
營業額			
本公司及附屬公司		**3,382,466**	3,636,182
攤佔聯營公司及共同控制機構		**4,790,806**	3,965,982
		8,173,272	7,602,164
本集團營業額		**3,382,466**	3,636,182
銷售成本		**(3,284,544)**	(3,612,284)
毛利		**97,922**	23,898
行政費用		**(123,705)**	(171,516)
出售已終止業務之虧損	5	**–**	(1,701)
物業、機械及設備之減值虧損		**–**	(110,327)
經營虧損	6	**(25,783)**	(259,646)
融資成本	7	**(9,829)**	(25,794)
投資開支淨額	8	**(13,785)**	(32,036)
投資物業重估虧絀		**(14,000)**	(99,392)
出售投資物業之虧損		**(2,152)**	–
應收聯營公司款項之準備		**(21,526)**	(13,964)
出售及攤薄聯營公司 權益所致收益(虧損)		**152,863**	(4,665)
攤佔聯營公司業績		**133,704**	112,859
攤佔共同控制機構業績		**9,074**	5,920
除稅前溢利(虧損)		**208,566**	(316,718)
稅項	10	**(45,678)**	(37,809)
未計少數股東權益前溢利(虧損)		**162,888**	(354,527)
少數股東權益		**739**	498
年度溢利(虧損)		**163,627**	(354,029)
股息	11	**348,290**	21,218
每股盈利(虧損)	12		
基本		**0.146港元**	(0.340)港元
攤薄		**0.142港元**	(0.342)港元

Deloitte.
德勤

致保華德祥建築集團有限公司
(在百慕達註冊成立之有限公司)
全體股東

本核數師行已完成審核載於第21頁至第67頁按照香港普遍採納之會計原則編製之賬目。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之賬目。在編製該等賬目時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等賬目表達獨立之意見，並按照百慕達公司法第90條謹向整體股東報告，除此之外本報告別無其他目的。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬目時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等賬目是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等賬目所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之賬目均真實與公平地反映 貴公司及 貴集團於二零零四年三月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零四年七月二十三日

上市規則第13.20及13.22條規定之披露*（續）*

(2) **給予聯屬公司之財務資助及應收聯屬公司之貿易結餘***（續）*

根據上市規則第13.22條，上述聯屬公司之備考合併資產負債表及根據該等聯屬公司之最近財務報表所計算本集團於該等聯屬公司之應佔權益如下：

	備考合併資產負債表（千港元）	**本集團應佔權益**（千港元）
非流動資產	6,681,582	1,525,948
流動資產	7,419,626	1,685,767
流動負債	(4,471,112)	(1,002,236)
非流動負債	(3,306,263)	(724,487)
少數股東權益	(250,160)	(73,447)
資產淨值	6,073,673	1,411,545

核數師

德勤 • 關黃陳方會計師行為本公司過去三年之核數師，本公司將於股東週年大會上提呈一項決議案續聘德勤 • 關黃陳方會計師行為本公司之核數師。

承董事局命

主席
陳國強博士

香港，二零零四年七月二十三日

上市規則第13.20及13.22條規定之披露 *(續)*

(1) 為若干實體提供貸款 *(續)*

此外，於二零零四年三月三十一日，本集團有應收三名貿易客戶、彼等之附屬公司及彼等之聯屬公司之以下貿易結餘(包括保留金)(「應收賬款」)，個別均超逾上市規則第14.07條所載之一個或以上有關百分比比率之8%：

	應收賬款之金額 (千港元)
資訊港有限公司	318,228
長江實業(集團)有限公司、其附屬公司及其聯屬公司 *(附註)*	230,887
和記黃埔有限公司、其附屬公司及其聯屬公司 *(附註)*	173,793

附註： 當中包括應收和記黃埔有限公司及其附屬公司之應收賬款共約95,087,000港元。

應收賬款為無抵押及免息，還款期介乎30日至90日。應收賬款主要由本集團向有關客戶提供之建築服務產生。

(2) 給予聯屬公司之財務資助及應收聯屬公司之貿易結餘

於二零零四年三月三十一日，給予聯屬公司之財務資助及應收聯屬公司之貿易結餘之有關款項總額超逾上市規則第14.07條所載之一個或以上有關百分比比率之8%，詳情如下：

聯屬公司	**權益百分比** (%)	**所提供之財務資助金額** (千港元)	**貿易結餘金額** (千港元)	**總計** (千港元)
中策及其附屬公司	29.4	175,700 *(附註)*	636	176,336
寶來德	45.0	80,206 *(附註)*	–	80,206
Paul Y. - Penta-Ocean Joint Venture	50.0	2,000	–	2,000
Icfox International Limited及其附屬公司	27.3	3,000	1,677	4,677
Domain - Paul Y. Sdn. Bhd.	49.0	–	1,505	1,505
DL & PY JV Limited	50.0	–	210	210
Downer EDI Limited及其附屬公司	21.3	–	14	14
		260,906	4,042	264,948

附註： 該等款項乃按最優惠利率並加1厘至2厘息差計息。

該等款項為無固定還款期、無抵押，及除上文附註另有指明者外，其餘皆為免息。

捐款

本集團年內之慈善及其他捐款共約16,000港元。

上市規則第13.20及13.22條規定之披露

本公司茲根據上市規則第13.20及13.22條作出以下披露：

(1) **為若干實體提供貸款**

根據上市規則第13.20條，於二零零四年三月三十一日，有關本集團向實體提供貸款（「該等貸款」）及應收實體之貿易結餘，該等貸款個別均超逾上市規則第14.07條所載之一個或以上之有關百分比比率之8%，詳情如下：

實體	**貸款金額**（千港元）	**貿易結餘金額**（千港元）	**總計**（千港元）	**利率**
錦興集團有限公司、其附屬公司及其聯屬公司（不包括中策）	149,361	–	149,361	最優惠利率加2厘
中策、其附屬公司及其聯屬公司（不包括中國高速及永安）	175,700	1,636	177,336	最優惠利率加2厘
中國高速、其附屬公司及其聯屬公司	131,702 *(附註)*	641	132,343	最優惠利率加0.25厘
永安、其附屬公司及其聯屬公司	87,879	1,850	89,729	最優惠利率加2厘
寶來德企業有限公司（「寶來德」）	80,206	–	80,206	最優惠利率加1厘
Banyan Profits Limited	69,869	–	69,869	最優惠利率減2厘

附註： 有關款項須於二零零五年六月三十日前分期償清。

該等款項為無抵押及，除上文附註另有指明者外，其餘須於要求時償還。

本集團向以上實體提供貸款，以便有關實體用作一般營運資金，並就此收取利息收入以及與有關實體維持業務及投資關係。

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益（續）

1) 主要股東於本公司股份及相關股份之權益及淡倉（續）

附註： ITC Investment之全資附屬公司Hollyfield擁有740,668,056股本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有33.58%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment被視作於上述Hollyfield持有之740,668,056股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之740,668,056股本公司股份中及陳國強博士直接持有之11,603,952股本公司股份中擁有權益。

根據一致行動人士協議，陳國強博士於上述Hollyfield持有之740,668,056股本公司股份中之490,427,231股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述Hollyfield持有之740,668,056股本公司股份中之502,031,183股本公司股份中擁有一致行動人士權益，而11,603,952股本公司股份由陳國強博士直接持有。Galaxyway及Chinaview被視作於德祥企業擁有受控制法團權益及一致行動人士權益之752,272,008股本公司股份中擁有權益。

2) 其他人士於本公司股份及相關股份之權益及淡倉

姓名	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
德意志銀行	保證權益	好倉	183,992,000	13.68%

除上文所披露者外，於二零零四年三月三十一日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

退休福利計劃

本集團退休福利計劃之資料載列於賬目附註6(b)及37。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

公司管治

董事認為，本公司於截至二零零四年三月三十一日止年度均符合上市規則附錄十四所載之最佳應用守則。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內概無購買、出售或贖回本公司之任何上市證券。

董事於競爭業務之權益 *(續)*

經考慮上述業務之性質、範圍及規模後，本公司董事認為，有關業務不大可能與本集團之業務構成任何重大競爭。

除上文所披露者外，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

董事於重要合約中之權益

除下文「關連交易」一節所披露者外，本公司各董事在本公司或其任何控股公司、同系附屬公司或附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

關連交易

年內，本集團與本公司主要股東德祥企業之若干聯營公司進行交易。本公司董事陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生亦為德祥企業之董事。上述交易包括本集團購買建築材料、收取租金及相關物業之管理費，而每類交易之總金額均為1,000,000港元以下。

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益

於二零零四年三月三十一日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份或相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

(1) 主要股東於本公司股份及相關股份之權益及淡倉

股東姓名	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益 *(附註)*	好倉	740,668,056	55.06%
陳國強	實益擁有人	好倉	11,603,952	0.86%
伍婉蘭	配偶權益 *(附註)*	好倉	752,272,008	55.92%
Chinaview	受控制法團權益 *(附註)*	好倉	752,272,008	55.92%
Galaxyway	受控制法團權益 *(附註)*	好倉	752,272,008	55.92%
德祥企業	受控制法團權益／一致行動人士權益 *(附註)*	好倉	752,272,008	55.92%
ITC Investment	受控制法團權益 *(附註)*	好倉	740,668,056	55.06%
Hollyfield	實益擁有人 *(附註)*	好倉	740,668,056	55.06%
Aeneas Capital Management LP as Investment Manager	投資經理	好倉	170,000,000	12.64%

董事於競爭業務之權益

根據上市規則第8.10條，於二零零四年三月三十一日，本公司董事在競爭業務須作披露之權益如下：

董事姓名	公司名稱	競爭業務之性質	權益性質
陳國強	永安旅遊(控股)有限公司(「永安」)及其附屬公司	香港之地產業務	為永安之董事
	中策及其附屬公司	中國之地產業務	為中策之主席兼行政總裁
周美華	中策及其附屬公司	中國之地產業務	為中策之董事
張漢傑	永安及其附屬公司	香港之地產業務	為永安之董事總經理
	Universal Engineering & Construction Ltd(「Universal」)	建築	持有Universal之間接股權
	銀鎮有限公司(「銀鎮」)	香港之地產業務	為銀鎮之董事及股東
	互勵發展有限公司(「互勵」)	香港之地產業務	為互勵之董事及股東
	中之傑發展有限公司(「中之傑」)	香港之地產業務	為中之傑之董事及股東
	亞城集團有限公司(「亞城」)	香港之地產業務	為亞城之董事及股東

先前於截至二零零三年三月三十一日止年度之本公司年報(「二零零三年年報」)披露董事於競爭業務權益之變動詳情如下：

1. 辰達永安旅遊(控股)有限公司於年內易名為永安旅遊(控股)有限公司；

2. 陳國強博士自二零零四年二月二十五日起不再為星美國際集團有限公司(「星美國際」，前稱「東方魅力集團有限公司」)之主要股東。如二零零三年年報所披露該公司於中港兩地從事地產業務，屬競爭業務；

3. 陳佛恩先生自二零零四年一月九日起辭任中國高速集團有限公司(「中國高速」)，(前稱珀麗酒店集團有限公司)副主席。如二零零三年年報所披露，該公司於中國從事地產業務，屬競爭業務；

4. 周美華女士自二零零四年一月九日起辭任中國高速董事，並自二零零三年九月四日起退任星美國際董事；及

5. 張漢傑先生自二零零三年十月九日起獲委任為永安之董事總經理，並自二零零四年一月九日起辭任中國高速執行副主席。

董事於證券、相關股份及債券之權益及淡倉(續)

(2) 於德祥企業股份、相關股份以及債券之權益及淡倉

董事姓名	身份	好倉／淡倉	所持德祥企業普通股份數目	所持德祥企業之可換股票據(非上市股本衍生工具)之相關股份數目	佔德祥企業現有已發行普通股本概約百分比
陳國強	受控制法團權益(附註a)	好倉	219,681,911	–	33.58%
陳國強	實益擁有人	好倉	–	833,333,333(附註b)	127.36%

附註：

a. 陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galaxyway Investments Limited(「Galaxyway」)所擁有。

b. 陳國強博士擁有由德祥企業所發行本金額為250,000,000港元之可換股票據，附有可按初步換股價每股0.30港元(可予調整)轉換成833,333,333股德祥企業普通股之權利。

(3) 於中策集團有限公司(「中策」)之股份、相關股份及債券之權益及淡倉

董事姓名	身份	好倉／淡倉	所持中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	258,819,795	29.36%

附註：陳國強博士由於擁有本公司55.06%之視作權益而被視作擁有258,819,795股中策股份。本公司間接全資附屬公司Calisan Developments Limited擁有該等股份。

德祥企業及中策為本公司之相聯法團(定義見證券及期貨條例第十五部)。

除上文所披露者外，於二零零四年三月三十一日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及聯交所申報之權益及淡倉。

董事*(續)*

根據本公司之公司細則第87(1)條及87(2)條，劉高原先生及周美華女士於即將舉行之股東週年大會上須輪值退任，惟彼可膺選連任。

每位非執行董事之任期由獲委任當日至根據本公司之公司細則輪席退任為止。

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可毋須補償(法定補償除外)而終止之服務合約。

董事於證券、相關股份及債券之權益及淡倉

於二零零四年三月三十一日，本公司董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據上市規則中上市公司董事進行證券及交易的標準守則(「標準守則」)必須向本公司及香港聯交所申報之權益及淡倉如下：

(1) 本公司股份、相關股份及債券之權益及淡倉

董事姓名	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益*(附註)*	好倉	740,668,056	55.06%
陳國強	實益擁有人	好倉	11,603,952	0.86%
張漢傑	實益擁有人	好倉	400	0.00%
羅文華	實益擁有人	好倉	6,445	0.00%

附註： 陳國強博士由於擁有約33.58%德祥企業集團有限公司(「德祥企業」)之視作權益，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本，故被視為擁有740,668,056股本公司股份。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。

根據德祥企業(作為借款人)與陳國強博士(作為貸款人)於二零零二年十月二十八日訂立之貸款協議(「一致行動人士協議」)，陳國強博士於上述Hollyfield所持之740,668,056股本公司股份中之其中490,427,231股本公司股份中擁有一致行動人士權益。

物業、機械與設備

於本年內，本集團動用約9,859,000港元購置物業、機械與設備，以擴展及提升經營能力。此外，因為收購一家附屬公司而購入一艘約值53,758,000港元之機動船舶。

上述及本集團年內之物業、機械與設備之其他變動詳情載列於賬目附註14。

主要物業

本集團於二零零四年三月三十一日之主要物業之有關詳情，載列於本年報第69頁。

股本及認股權證

年內本公司已發行股本與認股權證(「二零零三年認股權證」)之變動詳情分別載列於賬目附註30及31。

購股權

有關本公司購股權計劃之詳情載於賬目附註32。

年內本公司購股權之變動如下表披露：

			因行使購股權而將予發行之本公司股份數目		
董事姓名	授出日期	每股行使價港元	於二零零三年四月一日尚未行使	於年內失效	於二零零四年三月三十一日尚未行使
劉高原	一九九九年十二月十七日	0.5552	5,000,000	(5,000,000)	–
陳佛恩	一九九九年十二月十七日	0.5552	5,000,000	(5,000,000)	–
周美華	一九九九年十二月十七日	0.5552	6,100,000	(6,100,000)	–
			16,100,000	(16,100,000)	–

所有已授出之購股權已於年內失效。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

陳國強 *(主席)*
劉高原 *(副主席)*
陳佛恩 *(董事總經理)*
黃永灝 *(副董事總經理)*
周美華
張漢傑
羅文華
李漢潮

獨立非執行董事

張定球
郭少強

董事局報告書

董事局謹提呈本集團及本公司截至二零零四年三月三十一日止年度之年度報告書及經審核賬目。

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於二零零四年三月三十一日之業務載列於賬目附註43。

業績及利潤分配

截至二零零四年三月三十一日止年度本集團之業績及本公司之利潤分配載列於本年報第21頁綜合收益表及連帶之賬目附註。

年內已派發予股東之中期股息每股1.0仙，合共派息10,937,000港元及特別股息每股29.0仙，合共派息317,174,000港元。董事建議派發末期股息每股1.5仙(以股代息方式連同現金選擇權)予於二零零四年十月六日名列股東名冊之股東，合共派息約20,179,000港元。股息詳情載列於賬目附註11。

主要客戶及供應商

於截至二零零四年三月三十一日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約78%及28%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

據董事所知，若干董事及／或彼等之聯繫人士(按香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「上市規則」)界定)於截至二零零四年三月三十一日止年度在本集團之五大客戶其中三家中擁有少於1%之股份及／或股本衍生工具之權益。

除上文所披露者外，就董事所知，概無董事、彼等之聯繫人士(按上市規則界定)或據董事所知擁有本公司股本逾5%之股東於截至二零零四年三月三十一日止年度在本集團五大客戶其中任何一家中擁有權益。

流動資金及資本來源

本集團現時保持多種融資信貸額以應付其營運資金所需。於二零零四年三月三十一日，本集團之借款總額約達561,048,000港元，其中約44,048,000港元須於一年內償還，約217,000,000港元須於一年至兩年間償還，約300,000,000港元須於兩年至五年間償還。於二零零四年三月三十一日，現金、銀行結存及存款約達250,255,000港元。於二零零四年三月三十一日，本集團之流動比率為1.6，而長期負債與資本比率則為0.2。

投資物業

本集團之投資物業已於二零零四年三月三十一日重估，物業重估得出之虧絀合共約為14,000,000港元，並已於收益表中扣除。

上述及年內本集團投資物業之其他變動詳情載列於賬目附註13。

張漢傑，50歲，本公司執行董事。張先生畢業於倫敦大學，持有文學學士學位。彼在地產發展、物業投資及企業融資方面積逾二十六年經驗，並曾在香港多家具領導地位的物業發展公司擔任主要行政職務。 張先生為永安董事總經理、德祥企業執行董事及錦興非執行董事。彼亦為多間於香港聯交所上市公司之董事。

羅文華，44歲, 本公司執行董事。羅先生持有結構工程高級文憑。彼於本地及海外建築業內積逾二十一年經驗, 專注地基工程及專項工程。 彼於一九八五年加入本集團, 專責集團於香港及海外之地基工程及專項工程之建築業務。

李漢潮，42歲，本公司執行董事。 李先生於核數、會計及財務管理方面積逾十七年經驗。 彼持有工商管理學士學位, 並為香港會計師公會會員、英國特許會計師公會資深會員，亦為本港註冊執業會計師。 彼於一九九三年加入本集團, 專責集團之財務及會計事務。

張定球，62歲，自一九九三年起擔任本公司獨立非執行董事。張先生為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生為玉皇朝飲食文化集團有限公司執行董事及金山實業(集團)有限公司及創科實業有限公司獨立非執行董事(該等公司之股份均在聯交所上市)。

郭少強，68歲，自一九九三年起擔任本公司獨立非執行董事。郭先生為執業律師、特許土木工程師及執業仲裁人。彼為註冊結構工程師已逾二十六年，更名列建築物條例下之政府認可人士(第二名冊)。郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

陳國強，49歲，本公司主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十四年國際企業管理經驗。彼於一九八七年加入本集團，專責集團之策略規劃。陳博士為德祥企業集團有限公司(「德祥企業」)及錦興集團有限公司(「錦興」)(該等公司之股份均於香港聯合交易所有限公司(「香港聯交所」)上市)及China Enterprises Limited (其股份於美國場外交易議價板買賣)主席，陳博士亦為Chinaview International Limited (「Chinaview」)及Galaxyway Investments Limited (「Galaxyway」)之唯一董事。誠如董事局報告書內「列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益」一節所披露，Chinaview、Galaxyway及德祥企業為本公司之主要股東。彼為中策集團有限公司(「中策」)主席兼行政總裁及永安旅遊(控股)有限公司(「永安」)執行董事(該等公司之股份均於香港聯交所上市)。陳博士亦為Downer EDI Limited (「Downer」)(其股份於澳洲證券交易所及紐西蘭證券交易所上市)非執行董事。

劉高原，53歲，本公司副主席。劉先生於建築業內積逾三十一年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生為德祥企業及Downer副主席。彼亦為ITC Investment Holdings Limited(「ITC Investment」)及Hollyfield Group Limited (「Hollyfield」)董事。誠如董事局報告書內「列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益」一節所披露，ITC Investment及Hollyfield為本公司之主要股東。

陳佛恩，50歲，本公司董事總經理。陳先生於本地建築業內積逾三十一年經驗，專注於地盤監督、工程策劃及施工進度監察工作。彼於一九八七年加入本集團，專責集團之全面業務管理。陳先生為德祥企業執行董事及ITC Investment及Hollyfield之董事。

黃永灝，46歲，本公司副董事總經理。黃先生在建築業內積逾二十三年經驗。彼持有土木工程學士學位及為中國中南大學客座教授。黃先生為香港註冊工程師，亦為香港工程師學會、香港公路學會及英國公路學會資深會員。彼亦為香港建造商會會長及臨時建造業統籌委員會委員。 黃先生於一九九零年加入本集團，專責集團於香港、內地及海外之建築業務。 彼為陳國強博士(Downer之非執行董事)之替任董事。

周美華，49歲，本公司執行董事。周小姐於國際企業管理及財務方面積逾二十四年經驗。彼持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於一九九一年加入本集團，專責集團之全面企業發展、行政管理及整體財務運作。周小姐為德祥企業董事總經理，及中策執行董事。彼亦為ITC Investment、Hollyfield及Burcon NutraScience Corporation (其股份於TSX Venture Exchange及法蘭克福證券交易所上市)董事。

75%股權之附屬公司。保華建築集團及天網之管理及財政獨立，可更有效率地把握未來之增長良機。預期該計劃將於二零零四年十月完成。

已發行證券

年內，合共9,648,758股股份因尚未行使之認股權證(「2003年認股權證」)獲行使而發行。2003年認股權證賦予持有人權利可按認購價每股0.40港元，以現金認購約值82,000,000港元之股份。連同另外272,584,224股以股代息形式發行之股份，年內合共已發行282,232,982股股份。

年內，其餘尚未行使之2003年認股權證已屆滿，而可認購16,100,000股股份之購股權已告失效並註銷，其認購價為每股0.5552港元。

於期終時，已發行股份共1,345,249,019股。除上文披露者外，期內已發行股本並無任何變動。

末期股息

董事局已議決向二零零四年十月六日辦公時間結束時名列本公司股東名冊之股東派付截至二零零四年三月三十一日止年度末期股息每股1.5港仙(二零零三年：每股1.0港仙)。預期末期股息會以郵寄方式約於二零零四年十月二十九日派付予股東。

此外，董事局並建議透過以股代息方式派付末期股息，惟股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值，將參考本公司股份於截至二零零四年十月六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待香港聯交所批准將予發行之新股份上市及買賣及在本公司應屆股東周年大會上通過有關批准末期股息之普通決議案後方可作實。載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

購買、出售或贖回本公司之上市證券

於截至二零零四年三月三十一日止年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

過去五年，本集團成功走出香港經濟低谷，並煉造更集中之業務策略及具備更雄厚之資產負債表。

保華建築集團克服了香港市道不景之衝擊而走上升軌，現已準備好推行其在中國及地區市場之一體化增長策略。

保華地產設法減持其非核心物業，現正享有來自其唯一主要資產(本集團位於九龍觀塘總部保華企業中心)之穩健經常性租金收入。

Downer將繼續對本集團作出重大貢獻。中策之投資及業務將帶來於國內之長期利益。

保華基建戰略性針對運輸及能源界別，不單可抓住中國經濟持續強勢之機遇，亦可大大提高本集團之整體價值。

在排除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會代表董事局感謝年內股東之鼎力支持，管理層及全體員工之竭誠服務，以及客戶、顧問及業務夥伴之寶貴貢獻。

主席
陳國強博士

香港，二零零四年七月二十三日

管理層討論及分析(續)

達561,000,000港元，其中44,000,000港元須於一年內償還，另外517,000,000港元須於一年後償還。於二零零四年三月三十一日之現金結餘約為250,000,000港元。

於本年度結束時，本集團全部借款均按浮動息率計息，並以港元為單位。本集團之資本負債比率由上年結束時之0.29減至0.20，該項比率乃根據本集團之總借款561,000,000港元及股東資金2,771,000,000港元計算。

僱員資料、酬金政策及購股權計劃

如計及本集團之董事，於二零零四年三月三十一日，本集團共聘用約1,230名全職僱員。酬金包括薪金及按表現個別發放之年終花紅。為感謝僱員在過去幾年對縮減成本措施之支持及貢獻，年內已向僱員發放獎金。年內概無任何購股權獲批授或行使。

資產抵押

於二零零四年三月三十一日，本集團總值約669,000,000港元之若干物業及證券投資，以及本公司若干附屬公司之已發行股份已抵押予銀行及財務機構，作為本集團所取得一般信貸融資之抵押。

或然負債

於本年度結束時，本集團有仍然有效之建築合約履約擔保書之或然負債，涉及款額623,000,000港元。

保華基建

保華基建分部於年內設立，以調配本集團資源於中國基建行業。二零零四年三月，本集團以代價396,000,000港元收購江蘇省南通市洋口港54.06%實際權益。洋口港乃一個在建中之大宗散貨深水碼頭。首期發展另需資125,000,000港元。除獲批碼頭經營權50年外，洋口港亦擁有填海42平方公里土地作工業園發展之海域使用權，以及額外發展15平方公里填海土地之選擇權。

相信隨著中國經濟迅速增長，發展較大型之深水及河道港口設施至為重要，而可供處理及儲存策略性原材料及燃料之物流設施亦大量增加，對經濟持續增長及其進出口商品貿易乃不可或缺。除來自經營洋口港此一地點理想及規模龐大之設施之經常收入外，經填海帶來之工業園土地儲備最多達57平方公里，亦將為本集團帶來短中線土地發展收入。為建立高效能之長三角物流網絡，本集團亦正物色投資於長三角區內大型河港之機會。

保華建築集團

本公司於二零零四年三月開展於香港聯合交易所有限公司(「香港聯交所」)上市之天網(國際集團)有限公司(「天網」)股本重組及資產與債務重組之計劃(「天網重組計劃」)。作為天網重組計劃之一部分，承接本集團全部工程及建築業務之保華建築集團將以400,000,000港元之代價售予天網，而代價將由天網以按發行價每股0.04港元向本公司發行新股之方式支付。此外，本集團向天網追討之約94,000,000港元申索將撥充資本。天網將藉可換股借貸融通形式及天網提呈之公開發售中之獲包銷股份發行形式獲提供高達145,000,000港元之額外財務資源。天網重組計劃完成時，本集團將變成擁有天網約93.4%已發行股本，並將採取措施將其持股權降至75%以下，以維持天網之上市地位。通過天網，保華建築集團以及天網現時之雲石業務將成為本集團擁有

年內，本集團取得之新工程合約總值約3,593,000,000港元，其中1,906,000,000港元為樓宇建築工程合約、1,388,000,000港元為土木工程合約，以及299,000,000港元為專項工程合約。於本年度結束時，持有工程合約價值相較上一個財政年度結束時上升8%至約11,211,000,000港元，餘下工程合約總值約4,928,000,000港元，與上年保持相仿水平。

於本年度結束後，本集團取得之其他新工程合約總值約2,026,000,000港元，其中1,588,000,000港元為樓宇建築工程合約、另438,000,000港元為土木工程合約。

物業業務

於本年度結束時，若撇除自用物業，物業投資組合之總值約515,000,000港元，相當於本集團總資產之11%。本集團之物業投資組合包括本集團位於觀塘之總部保華企業中心及位於灣仔之購物商場國泰新域。本集團於本年內以相當於有關物業賬面值之作價約47,000,000港元出售國內若干投資物業。

儘管年內投資物業之整體租金有所下調，幸而佔用率依然維持在令人滿意之水平，本年度結束時，保華企業中心之佔用率維持在約94%左右。

於本年度結束後，本集團將其於國泰新域之全部利益出售，作價為物業賬面值約60,000,000港元。

主要聯營公司

Downer

截至二零零三年六月三十日止年度及截至二零零三年十二月三十一日止六個月，Downer分別錄得2,680,000,000澳元（14,579,000,000港元）及1,542,000,000澳元（8,388,000,000港元）之收入，以及除税後溢利淨額67,000,000澳元（364,000,000港元）及25,000,000澳元（136,000,000港元）。本年度，集團安排配售合共約28,750,000股Downer之普通股（已就二零零三年十一月二十八日將四股Downer普通股合併為一股Downer普通股而作出調整）予獨立第三方，作價約104,100,000澳元（587,800,000港元）（未扣除税項及開支）。此外，Downer之優先股股東已行使權利將優先股轉換為32,500,000股Downer普通股。本集團於Downer之股權於二零零四年三月三十一日維持21.3%。

Downer為澳洲、紐西蘭及亞太區之公私營電力、鐵路、道路、電訊、礦務及礦產加工行業提供全面之工程及基建管理服務。該公司之服務範疇由同樣擁有所專注核心業務之四種經營活動構成提供。此等專注核心業務包括於工程、設計及資產管理及維修保養之增值技巧，為客戶提供單一來源解決方案。

憑著穩健之工程量及能幹之管理團隊，Downer已處於有利位置，以把握全亞太區之引人商機。

中策

年內，本集團與錦興集團有限公司（「錦興」）向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策股份及認股權證提出自願性有條件全面現金收購建議，以及註銷中策全部尚未行使之購股權。是項建議於二零零三年九月截止後，本集團持有中策約31.2%股權，故中策成為本集團之聯營公司。由於中策因行使認股權證及購股權而發行普通股，故本集團於中策之股權於二零零四年三月三十一日攤薄至29.4%。

中策為一間投資控股公司。中策通過其附屬公司及聯營公司從事電池製造、物業投資、產銷車胎，兼營旅行團、旅運、酒店經營及其他相關服務之業務。於截至二零零三年十二月三十一日止年度，中策錄得營業額約2,884,000,000港元及虧損約190,000,000港元。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。年內，鑒於出售於Downer之部分權益而產生強勁資金流入，本集團得以償還及減少銀行借款215,000,000港元。本集團其餘貸款乃按市場息率計息，還款期由一年至三年不等。於二零零四年三月三十一日，本集團借款共

回顧

本人欣然向股東提呈保華德祥建築集團有限公司(「本公司」,連同其附屬公司,統稱「本集團」)截至二零零四年三月三十一日止年度之年報。

財務表現及狀況

於截至二零零四年三月三十一日止財政年度,本集團之綜合營業額降至3,382,000,000港元,相比去年減少7%。與年前營業額跌幅32%比較,顯示過去幾年本港建築業持續衰退之勢已到谷底,並呈復甦跡象。

儘管收入下降,本集團之毛利增加至大約98,000,000港元,增幅達310%,佔營業額之3%,主要是因為持續致力實施風險管理及減省成本措施所致。因此,與上年包括物業減值虧損110,000,000港元在內之260,000,000港元相比,經營虧損亦縮窄至26,000,000港元。

本年內,本集團出售了28,750,000股Downer EDI Limited(「Downer」)普通股,為集團帶來了179,000,000港元之溢利。於中策集團有限公司(「中策」)等聯營公司之投資錄得攤薄虧損26,000,000港元。攤佔聯營公司及共同控制機構業績錄得溢利約143,000,000港元,增幅20%,主要來自 Downer之增長。因著源於股份出售及攤佔Downer業績所產生來自Downer之強勁貢獻,本集團取得本年度稅前溢利209,000,000港元。

由於採用了會計實務準則第12條(經修訂)(詳見賬目附註2),稅項支出增至46,000,000港元,主要因收取Downer派發之股息招致海外稅項及攤佔其所得稅款而產生。本年度溢利為164,000,000港元,而每股基本盈利則為14.6港仙。

與本集團上年度結束時之財政狀況相比,本集團之總資產保持在4,862,000,000港元,與上年度結束時相若。流動資產淨值增加71%至近895,000,000港元。流動資產因而有所改善,由相當於流動負債之1.3倍增加至1.6倍。於本年度結束時,資產負債淨額比率從0.2倍大幅降到0.1倍。因本集團於Downer之權益乃以澳元計算,而澳元年內升值,導致匯兌儲備增加近93,000,000港元。計入發行股份之4,000,000港元、攤佔中策儲備7,000,000港元(自其成為聯營公司以來)、扣除已派發股息154,000,000港元之溢利淨額164,000,000港元,股東資金增加4%至2,771,000,000港元,即每股2.06港元。

經營業務之現金流出淨額約為25,000,000港元,而投資及融資之現金流入淨額則為44,000,000港元,導致本年度之現金淨額增加約19,000,000港元。

業務

合約工程及建築材料

由於公私營界別皆減縮資本開支,本港建築業過去幾年直走下坡,導致競爭激烈及使到本集團毛利率受損。因此,本集團各建築工程分部均錄得輕微虧損。建築材料部門則仍面對需求疲弱而正在虧蝕經營。鑒於集團手頭工程之毛利率增加,預期毛利率與經營利潤率將可改善。

於二零零四年三月三十一日之持有合約


持有工程合約價值
11,211,000,000港元
餘下工程價值
4,928,000,000港元
81.7% 樓宇建築工程 75.4%
10.1% 土木工程 15.7%
8.2% 專項工程 8.9%

董事局

陳國強 *(主席)*
劉高原 *(副主席)*
陳佛恩 *(董事總經理)*
黃永灝 *(副董事總經理)*
周美華
張漢傑
羅文華
李漢潮
張定球
郭少強

秘書

梅靜紅

律師

許拔史密夫律師行 *(香港)*
Conyers Dill & Pearman *(百慕達)*

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

中國銀行(香港)有限公司
法國巴黎銀行
CEF (Capital Markets) Limited
中信嘉華銀行有限公司
星展銀行(香港)有限公司
香港上海滙豐銀行有限公司
永亨銀行有限公司

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話 : (852) 2831 8338
傳真 : (852) 2833 1030

股份過戶登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.pyitc.com

股份代號

香港聯交所	498
路透社	0498.HK
彭博	498 HK
ADR Level 1 Programme	PYCHY

	二零零四年 百萬港元	二零零三年 百萬港元	百分率 變動
營業額按業務分析			
樓宇建築	**2,428.2**	2,283.7	+ 6%
土木工程	**519.0**	665.7	– 22%
專項工程	**448.9**	720.3	– 38%
建築材料	**10.2**	18.0	– 43%
工程及基建	**4,691.3**	3,801.8	+ 23%
物業出租及出售	**48.4**	64.1	– 24%
其他	**27.3**	–	+ N/A
酒店及餐飲－已終止業務	–	48.6	– 100%
合共	**8,173.3**	7,602.2	+ 8%

營業額按業務分析



樓宇建築 29.7%

土木工程 6.4%

專項工程 5.5%

建築材料 0.1%

工程及基建 57.4%

物業出租及出售 0.6%

其他 0.3%

未計利息及稅前盈利按業務分析

樓宇建築	**(9.8)**	(38.2)	+ 74%
土木工程	**3.4**	(50.2)	+ 107%
專項工程	–	(55.3)	+ 100%
建築材料	**(23.1)**	(21.0)	– 10%
工程及基建	**174.2**	121.8	+ 43%
物業出租及出售	**14.9**	26.0	– 43%
投資	**64.1**	(281.6)	+ 123%
其他	**(42.6)**	–	– N/A
酒店及餐飲－已終止業務	–	(2.0)	+ 100%
合共	**181.1**	(300.5)	+ 160%

營業額按地區分析

香港	**3,360.3**	3,770.6	– 11%
中國	**121.7**	29.8	+ 308%
東南亞及大洋洲	**4,691.3**	3,801.8	+ 23%
合共	**8,173.3**	7,602.2	+ 8%

營業額按地區分析



香港 41.1%

中國 1.5%

東南亞及大洋洲 57.4%

未計利息及稅前盈利按地區分析

香港	**50.5**	(419.7)	+ 112%
中國	**(43.6)**	2.1	– 2,176%
東南亞及大洋洲	**174.2**	117.1	+ 49%
合共	**181.1**	(300.5)	+ 160%

營業額（十億港元）


11.4
11.1
8.8
7.6
8.2
00
01
02
03
04

	二零零四年 百萬港元	二零零三年 百萬港元	百分率 變動
營業額			
本公司及附屬公司	**3,382.5**	3,636.2	− 7%
攤佔聯營公司及共同控制機構	**4,790.8**	3,966.0	+ 21%
	8,173.3	7,602.2	+ 8%
未計利息及税前溢利（虧損）			
本公司及附屬公司	**(114.5)**	(412.9)	+ 72%
出售及攤薄附屬公司及			
聯營公司權益所致盈利（虧損）	**152.9**	(6.4)	+ 2,489%
攤佔聯營公司及共同控制機構	**142.7**	118.8	+ 20%
未計利息及税前溢利（虧損）	**181.1**	(300.5)	+ 160%
利息收入	**37.3**	9.6	+ 289%
融資成本	**(9.8)**	(25.8)	− 62%
税前溢利（虧損）	**208.6**	(316.7)	+ 166%
税項	**(45.7)**	(37.8)	+ 21%
未計少數股東前溢利（虧損）	**162.9**	(354.5)	+ 146%
少數股東權益	**0.7**	0.5	+ 40%
年度溢利（虧損）	**163.6**	(354.0)	+ 146%

總資產（十億港元）


10.9
6.2
6.2
4.9
4.9
00
01
02
03
04

發行股份（百萬股）	**1,345**	1,063	+ 27%
每股資產淨值（港元）	**2.1**	2.5	− 16%
每股盈利（虧損）（港元）	**0.146**	(0.340)	+ 143%
每股股息（港元）	**0.315**	0.020	+ 1,475%

資本負債比率


1.09
0.41
0.43
0.29
0.20
00
01
02
03
04

總資產	**4,862.3**	4,873.2	− 0%
速動資產	**2,131.5**	1,821.7	+ 17%
流動資產淨值	**895.3**	523.6	+ 71%
股東資金	**2,770.9**	2,658.5	+ 4%

流動比率	**1.59**	1.35	+ 18%
速動比率	**1.41**	1.22	+ 16%
資本負債比率	**0.20**	0.29	− 31%
長期負債／資本比率	**0.19**	0.24	− 21%

目　錄

PAUL Y.
ITC